     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 21, 1998.


                                                    REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                            THE E.W. SCRIPPS COMPANY
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                      Ohio
                          (STATE OR OTHER JURISDICTION
                       OF INCORPORATION OR ORGANIZATION)
                                   31-1223339
                    (I.R.S. EMPLOYER IDENTIFICATION NUMBER)

                               312 Walnut Street
                             Cincinnati, Ohio 45202
                                 (513) 977-3000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                              M. Denise Kuprionis
                                   Secretary
                               312 Walnut Street
                             Cincinnati, Ohio 45202
                                 (513) 977-3835
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                      OF AGENT FOR SERVICE FOR REGISTRANT)
                            ------------------------

                  PLEASE SEND COPIES OF ALL COMMUNICATIONS TO:

                             William Appleton, Esq.
                             Baker & Hostetler LLP
                         312 Walnut Street, Suite 2650
                             Cincinnati, Ohio 45202
                                 (513) 929-3400

                            William R. Kunkel, Esq.

                Skadden, Arps, Slate, Meagher & Flom (Illinois)
                             333 West Wacker Drive
                            Chicago, Illinois 60606
                                 (312) 407-0700

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of the Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE


=================================================================================================================================
                                                                   PROPOSED MAXIMUM       PROPOSED MAXIMUM
         TITLE OF EACH CLASS OF               AMOUNT TO BE          OFFERING PRICE           AGGREGATE             AMOUNT OF
      SECURITIES TO BE REGISTERED            REGISTERED (1)          PER UNIT (2)          OFFERING PRICE      REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------------------
Class A Common Shares, $.01 par value...    7,245,000 Shares           $53.9375             $390,777,188          $115,279.27
=================================================================================================================================


(1) Includes 945,000 shares that may be purchased by the Underwriters to cover over-allotments, if any.


(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 of the Securities Act of 1933 based on the average of the high and low prices of the Class A Common Shares reported on the New York Stock Exchange, Inc. on May 20, 1998.


     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

                                EXPLANATORY NOTE


     This Registration Statement contains two forms of prospectus: one to be used in connection with the United States offering of shares (the "U.S. Prospectus") and one to be used in connection with a concurrent international offering of shares (the "International Prospectus"). The U.S. Prospectus and the International Prospectus are identical except that they contain different front and back cover pages and different descriptions of the plan of distribution (contained under the caption "Underwriting" in each of the U.S. and International Prospectuses). The form of U.S. Prospectus is included herein and is followed by those pages to be used in the International Prospectus which differ from, or are in addition to, those in the U.S. Prospectus. Each of the pages for the International Prospectus included herein is labeled "Alternate Page for International Prospectus."

                             SUBJECT TO COMPLETION

                   PRELIMINARY PROSPECTUS DATED MAY 21, 1998


PROSPECTUS



                                6,300,000 SHARES

[LOGO]


                            THE E.W. SCRIPPS COMPANY


                             CLASS A COMMON SHARES
                       ----------------------------------

     Of the 6,300,000 Class A Common Shares, $.01 par value (the "Shares"), of The E.W. Scripps Company (the "Company") being offered hereby, 3,500,000 are being offered by The Edward W. Scripps Trust (the "Scripps Trust") and 2,800,000 shares are being offered by The Jack R. Howard Trust (the "Howard Trust," and together with the Scripps Trust, the "Selling Shareholders"). The Company is not offering any of its capital stock hereby and will not receive any proceeds from the sale of the Shares by the Selling Shareholders. See "Selling Shareholders."



     Of the 6,300,000 Shares offered hereby, 5,040,000 Shares are being offered initially in the United States and Canada by the U.S. Underwriters (the "U.S. Offering"), and 1,260,000 shares are being offered initially in a concurrent international offering outside the United States and Canada by the International Managers (the "International Offering," and together with the U.S. Offering, the "Offerings"). The public offering price and the underwriting discount per Share are identical for each of the Offerings. See "Underwriting."



     The Class A Common Shares are listed on the New York Stock Exchange, Inc. (the "NYSE") under the symbol "SSP". On May 20, 1998, the last reported sale price of the Class A Common Shares on the NYSE was $53 13/16 per share. See "Price Range of Class A Common Shares and Dividends."


     Holders of Class A Common Shares are entitled to elect the greater of three or one-third of the directors of the Company, but are not entitled to vote on any other matters except as required by Ohio law. Holders of Common Voting Shares of the Company are entitled to elect all remaining directors and to vote on all other matters requiring a vote of shareholders. Holders of Class A Common Shares and Common Voting Shares are entitled to the same cash dividends and to share equally in distributions on liquidation of the Company. Each Common Voting Share is convertible into one Class A Common Share. See "Description of Capital Stock."

     After giving effect to the sale of the Shares (and assuming that the Underwriters' over-allotment options are not exercised), the Scripps Trust will own approximately 47.3% of the outstanding Class A Common Shares and approximately 83.5% of the outstanding Common Voting Shares and will continue to control the Company, and the Howard Trust will own approximately .9% of the outstanding Class A Common Shares and approximately .9% of the outstanding Common Voting Shares. See "Selling Shareholders."

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                            ------------------------


========================================================================================================================
                                                           PRICE TO             UNDERWRITING       PROCEEDS TO SELLING
                                                            PUBLIC              DISCOUNT (1)         SHAREHOLDERS(2)
------------------------------------------------------------------------------------------------------------------------
Per Share..........................................           $                      $                      $
------------------------------------------------------------------------------------------------------------------------
Total (3)..........................................           $                      $                      $
========================================================================================================================



(1) Each of the Company and the Selling Shareholders has agreed to indemnify the several Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended. See
    "Underwriting."



(2) Before deducting expenses of the Offerings payable by the Selling
    Shareholders estimated at $       .



(3) The Scripps Trust and the Howard Trust have granted to the U.S. Underwriters and the International Managers, on a pro rata basis, options to purchase up to an aggregate additional 525,000 Shares and 420,000 Shares, respectively, in each case exercisable within 30 days of the date hereof, solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting Discount and Proceeds to Selling Shareholders
    will be $       , $       and $       , respectively. See "Underwriting."

                            ------------------------


     The Shares are being offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to the approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Shares will be made in New York, New York on or about
          , 1998.

                            ------------------------

                              MERRILL LYNCH & CO.
                            ------------------------


                The date of this Prospectus is           , 1998.



INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE OR JURISDICTION IN WHICH SUCH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE OR JURISDICTION.

Images:



- Photo of paint cans with Home & Garden Television logos on the lids.



- Photo of TV news reporter reporting live.



- Photo of teenagers taping a television show especially for teen viewers.



- Food Network logo.



- Photo of chef Emeril Lagasse, host of a show on Food Network.



- Photo of title image from America's Castles, a television series produced by Cinetel Productions.



- Picture of the PEANUTS characters.



- Front page of several Florida newspapers.



- Photo of people reading the Denver Rocky Mountain News and the Boulder (CO) Daily Camera.



- Photo of computer screen showing the Internet site of the Knoxville News Sentinel.



- Picture of the DILBERT characters.

     CERTAIN PERSONS PARTICIPATING IN THE OFFERINGS MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SHARES. SUCH TRANSACTIONS MAY INCLUDE STABILIZING, THE PURCHASE OF COMMON STOCK TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                            ------------------------

                             AVAILABLE INFORMATION

     The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a World Wide Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as the Company, that submit electronic filings to the Commission. Such material may also be inspected and copied at the offices of the New York Stock Exchange, on which the Class A Common Shares of the Company are listed, at 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits thereto, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Shares offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Shares offered hereby reference is made to the Registration Statement. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete; and with respect to each such contract, agreement or other document filed, or incorporated by reference, as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved and each such statement shall be deemed qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference:

     1. The Company's Annual Report on Form 10-K for the year ended December 31, 1997.

     2. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998.

     3. The description of the Company's Class A Common Shares contained in the Company's Registration Statement on Form 10 (File No. 1-11969).

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Shares shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Registration Statement or this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.


     THE COMPANY WILL PROVIDE WITHOUT CHARGE TO EACH PERSON TO WHOM THIS PROSPECTUS IS DELIVERED, UPON WRITTEN OR ORAL REQUEST OF SUCH PERSON, A COPY OF ANY OR ALL DOCUMENTS WHICH HAVE BEEN INCORPORATED BY REFERENCE HEREIN, OTHER THAN EXHIBITS TO SUCH DOCUMENTS WHICH ARE NOT SPECIFICALLY INCORPORATED BY REFERENCE THEREIN. REQUESTS SHOULD BE DIRECTED TO VICE PRESIDENT -- INVESTOR RELATIONS, THE E.W. SCRIPPS COMPANY, 312 WALNUT STREET, 28TH FLOOR, CINCINNATI, OHIO 45202 (TELEPHONE: (513) 977-3825; E-MAIL: ir@scripps.com).

                               PROSPECTUS SUMMARY


     This summary is qualified in its entirety by the more detailed information and consolidated financial statements appearing in the Company's Annual Report on Form 10-K for the year ended December 31, 1997, and the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998, which are incorporated by reference herein. Unless otherwise indicated, the information in this Prospectus does not give effect to the exercise of the Underwriters' over-allotment options described under "Underwriting."


                                  THE COMPANY

     The Company is a diversified media company operating daily newspapers, network-affiliated broadcast television stations, cable television networks and licensing and syndication businesses.


     Founded by Edward W. Scripps, the Company began operating its first newspaper in 1878 and its first television station in 1947. Three members of the Company's Board of Directors are direct descendants of the founder, and the Scripps Trust, established by the founder in 1922, owns a controlling interest in the Company. The Company emphasizes quality, editorial independence, editorial integrity, and public service in managing its media businesses. The Company's revenues, EBITDA (as defined herein) and net income for the twelve months ended March 31, 1998 were $1,298 million, $338 million and $153 million, respectively.



     Newspapers. The Company is the tenth largest newspaper publisher in the United States, with daily newspapers reaching 20 separate markets and total circulation of approximately 1.4 million daily and 1.6 million Sunday. From its Washington bureau, the Company operates the Scripps Howard News Service, a supplemental wire service covering stories in the capital, other parts of the United States and abroad. Newspapers generated approximately 60% of the Company's total revenues in 1997.



     Broadcast Television. The Company owns and operates nine network-affiliated broadcast television stations, eight of which are located in one of the top 50 largest television markets. Six stations are ABC affiliates and three are NBC affiliates. In addition to broadcasting network programming, the Company's television stations focus on producing quality local news programming. Broadcast television generated approximately 27% of the Company's total revenues in 1997.



     Category Television. The Company operates Home & Garden Television, a 24-hour cable network ("HGTV"), has an approximate 56% controlling interest in The Television Food Network, G.P. which operates a 24-hour cable network ("Food Network") and has a 12% equity interest in SportSouth, a regional cable network. According to the Nielsen Homevideo Index, HGTV was telecast to 40.2 million homes in March 1998, up 15.1 million from March 1997, and Food Network was telecast to 31.7 million homes in March 1998, up 9.7 million from March 1997. Management believes the popularity of HGTV and Food Network, which consistently rank among the favorite channels of cable television subscribers, will enable the Company to expand distribution and attract additional advertising revenue. Category television generated approximately 5% of the Company's total revenues in 1997, and is the fastest-growing segment of the Company.



     Licensing and Other Media. The Company, under the trade name United Media, is a leading distributor of news columns, comics and other features for the newspaper industry, including PEANUTS(R) and DILBERT(R), and licenses worldwide copyrights relating to PEANUTS, DILBERT and other characters. The Company also creates, develops and produces nonfiction television programming for domestic and international distribution through its Cinetel Productions division. Licensing and other media generated approximately 8% of the Company's total revenues in 1997.



     The Company, an Ohio corporation, maintains its principal executive offices at 312 Walnut Street, 28th Floor, Cincinnati, Ohio, and its telephone number is
(513) 977-3000.

                                 THE OFFERINGS


Class A Common Shares Offered
Hereby(1):

     Scripps Trust..................     3,500,000

     Howard Trust...................     2,800,000

          Total.....................     6,300,000


Common Shares Outstanding as of
April 30, 1998:
     Class A Common Shares..........     61,581,488


     Common Voting Shares...........     19,218,913

          Total.....................     80,800,401


Use of Proceeds and Expenses........     The Company will not receive any
                                         proceeds from the sale of the Shares.
                                         Expenses of the Offerings will be paid
                                         by the Selling Shareholders.


Voting and Other Rights.............     Holders of Class A Common Shares are
                                         entitled to elect the greater of three
                                         or one-third of the directors of the
                                         Company, but are not entitled to vote
                                         on any other matters except as required
                                         by Ohio law. Holders of Common Voting
                                         Shares are entitled to elect all
                                         remaining directors and to vote on all
                                         other matters requiring a vote of
                                         shareholders. Class A Common Shares and
                                         Common Voting Shares are entitled to
                                         the same cash dividends and to share
                                         equally in distributions on liquidation
                                         of the Company. Each Common Voting
                                         Share is convertible into one Class A
                                         Common Share.


Dividend Policy.....................     The Company has declared cash dividends
                                         in every year since its incorporation
                                         in 1922. Dividends paid in 1996 and
                                         1997 were $.52 per share. Dividends
                                         paid in the three months ended March
                                         31, 1998, were $.13 per share. Future
                                         dividends are subject to, among other
                                         things, the Company's earnings,
                                         financial condition and capital
                                         requirements.


NYSE Symbol for Class A   Common
Shares..............................     SSP
------------------------------

(1) Assuming the Underwriters' over-allotment options are not exercised.

                     SUMMARY OF CONSOLIDATED FINANCIAL DATA


                                          THREE MONTHS ENDED
                                              MARCH 31,              YEAR ENDED DECEMBER 31,
                                         --------------------    --------------------------------
                                           1998        1997        1997        1996        1995
                                         --------    --------    --------    --------    --------
                                                   (IN MILLIONS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA
  Operating Revenues:
     Newspapers........................  $  215.1    $  165.1    $  723.8    $  630.5    $  602.1
     Broadcast television..............      74.8        72.7       331.2       323.5       295.2
     Category television...............      29.1         9.5        58.4        22.1        11.3
     Licensing and other media.........      29.1        24.0        94.7        87.1        76.9
                                         --------    --------    --------    --------    --------
     Total.............................  $  348.2    $  271.3    $1,208.1    $1,063.1    $  985.6
     Eliminate intersegment revenue....      (1.4)       (0.7)       (4.4)       (3.1)       (1.1)
     Divested operating units..........        --        20.1        38.3        61.8        45.8
                                         --------    --------    --------    --------    --------
     Total operating revenues..........  $  346.8    $  290.7    $1,242.0    $1,121.9    $1,030.4
                                         ========    ========    ========    ========    ========
  Operating Income (Loss):
     Newspapers........................  $   46.8    $   40.4    $  172.7    $  134.0    $  120.8
     Broadcast television..............      16.2        18.7       103.7       100.4        86.9
     Category television...............      (3.5)       (2.9)      (13.1)      (17.9)      (18.6)
     Licensing and other media.........       3.4         3.5         6.2         8.9         7.1
     Corporate.........................      (4.5)       (4.2)      (17.2)      (18.5)      (16.8)
                                         --------    --------    --------    --------    --------
     Total.............................      58.4        55.5       252.3       206.9       179.4
     Divested operating units..........      (0.9)        0.3        (1.4)        3.0         1.8
     Unusual items.....................        --          --          --        (4.0)         --
                                         --------    --------    --------    --------    --------
  Total operating income...............  $   57.5    $   55.9    $  250.8    $  205.9    $  181.2
                                         ========    ========    ========    ========    ========
  Income from continuing operations....  $   25.1    $   30.0    $  157.7    $  130.1    $   93.6
PER SHARE DATA
  Income from continuing operations....  $    .31    $    .37    $   1.93    $   1.61    $   1.17
  Adjusted income from continuing
     operations........................       .31         .37        1.63        1.41        1.17
  Dividends............................       .13         .13         .52         .52         .50
OTHER OPERATING DATA
  EBITDA:
     Newspapers........................  $   62.7    $   50.5    $  217.1    $  170.6    $  155.5
     Broadcast television..............      22.6        24.9       128.0       126.2       113.0
     Category television...............      (0.8)       (2.4)       (9.3)      (16.4)      (17.6)
     Licensing and other media.........       3.9         4.0         8.4        11.0         9.1
     Corporate.........................      (4.3)       (3.9)      (16.0)      (17.4)      (15.9)
                                         --------    --------    --------    --------    --------
     Total.............................  $   84.1    $   73.2    $  328.3    $  274.1    $  244.1
                                         ========    ========    ========    ========    ========



                                              MARCH 31,                    DECEMBER 31,
                                         --------------------    --------------------------------
                                           1998        1997        1997        1996        1995
                                         --------    --------    --------    --------    --------
BALANCE SHEET DATA
  Total assets.........................  $2,252.2    $1,478.6    $2,280.8    $1,468.7    $1,349.7
  Long-term debt (including current
     portion)..........................     710.1       121.8       773.1       121.8        80.9
  Stockholders' equity.................   1,071.9       970.4     1,049.0       944.6     1,191.4



      Note: Certain amounts may not foot as each is rounded independently.

               PRICE RANGE OF CLASS A COMMON SHARES AND DIVIDENDS


     The Class A Common Shares are traded on the NYSE under the symbol "SSP". The following table sets forth, for the periods indicated, the high and low market prices for the Class A Common Shares on the NYSE, as reported by The Wall Street Journal, and the cash dividends declared per share on the Class A Common Shares for the periods indicated.



                                                                                       DISTRIBUTIONS
                                                                                  -----------------------
                                                          PRICE RANGE               CASH
                                                     ----------------------       DIVIDEND        OTHER
                                                       HIGH           LOW         DECLARED       NONCASH
                                                     --------       -------       --------       --------
1996
  First Quarter....................................  $43   1/2      $38  1/8        $.13         $     --
  Second Quarter...................................   47             40  5/8         .13               --
  Third Quarter....................................   47   1/2       40  3/4         .13               --
  Fourth Quarter...................................   52   3/8       32  3/4         .13            19.83(1)
1997
  First Quarter....................................  $37   1/2      $32  5/8        $.13         $     --
  Second Quarter...................................   41   3/4       32  1/4         .13               --
  Third Quarter....................................   43  15/16      36 9/16         .13               --
  Fourth Quarter...................................   48  15/16      40  1/4         .13               --
1998
  First Quarter....................................  $55  5/16      $45 1/16        $.13         $     --
  Second Quarter (through May 20, 1998)............   58  5/16       51  3/4         .13               --



     On May 20, 1998, the last reported sale price of the Class A Common Shares on the NYSE was $53 13/16 per share. At April 30, 1998, there were approximately 5,000 owners of the Class A Common Shares and 18 owners of the Common Voting Shares, based on security position listings.



DIVIDEND POLICY



     The Company has declared cash dividends in every year since its incorporation in 1922. Dividends in 1997 and 1996 were $.52 per share. Dividends of $.13 per share were paid in the three months ended March 31, 1998. Future dividends are subject to, among other things, the Company's earnings, financial condition and capital requirements.

------------------------------

(1) On November 13, 1996, the Company's cable television systems were acquired by Comcast Corporation through a merger whereby the Company's shareholders received, on a tax-free basis, a total of 93 million shares of Class A Special Common Stock of Comcast. For each share of the Company held, shareholders received 1.15826 Comcast shares with a value of $19.83, based on Comcast's November 13, 1996, closing price of $17.125 per share as reported on the Nasdaq Stock Market.

                                 CAPITALIZATION



     The following table sets forth the capitalization of the Company:



                                                                MARCH 31,
                                                                  1998
                                                              -------------
                                                               (UNAUDITED)
                                                              (IN MILLIONS)
Long-term Debt (including current portion):
  Variable rate credit facilities...........................    $  478.5
  6.625% note, due in 2007..................................        99.9
  6.375% note, due in 2002..................................        99.9
  7.375% notes, due in 1998.................................        29.8
  Other notes...............................................         2.1
                                                                --------
  Total long-term debt......................................    $  710.1
                                                                --------
Stockholders' Equity:
  Preferred stock, $.01 par -- authorized: 25,000,000
     shares; none outstanding
  Common stock, $.01 par:
     Class A -- authorized: 120,000,000 shares; issued and
       outstanding: 61,553,530 (1)..........................    $     .6
     Voting -- authorized: 30,000,000 shares; issued and
       outstanding: 19,218,913 shares.......................          .2
                                                                --------
  Total.....................................................    $     .8
  Additional paid-in capital................................       263.9
  Retained earnings.........................................       796.9
  Unrealized gains on securities available for sale.........        15.1
  Unvested restricted stock awards..........................        (5.0)
  Foreign currency translation adjustment...................          .2
                                                                --------
  Total stockholders' equity................................    $1,071.9
                                                                --------

Total capitalization........................................    $1,782.0
                                                                ========



      Note: Certain amounts may not foot as each is rounded independently.

---------------


(1) As of March 31, 1998, options for the purchase of 3,262,500 Class A Common Shares were outstanding, of which options for 2,276,053 shares were immediately exercisable.

                      SELECTED CONSOLIDATED FINANCIAL DATA


     The following summary income statement and cash flow data for the five years ended December 31, 1997, and balance sheet data as of those same dates have been derived from the audited consolidated financial statements of the Company. The following summary income statement and cash flow data for the three months ended March 31, 1998, and balance sheet data as of that date have been derived from the unaudited consolidated financial statements of the Company. Those unaudited financial statements include, in management's opinion, all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of the interim periods. The data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operation" and the more detailed information and consolidated financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1997, and the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998, incorporated by reference herein and available as described under "Available Information" and "Incorporation of Certain Documents by Reference." The interim results of operations are not necessarily indicative of the results that may be expected for future interim periods or for the full year. All per share amounts are presented on a diluted basis.



                                     THREE MONTHS
                                        ENDED
                                      MARCH 31,                        YEAR ENDED DECEMBER 31,
                                  ------------------    ------------------------------------------------------
                                  1998(1)    1997(1)    1997(1)     1996(1)     1995(1)     1994(1)    1993(1)
                                  -------    -------    --------    --------    --------    -------    -------
                                                      (IN MILLIONS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA

  Operating Revenues:
    Newspapers..................  $215.1     $165.1     $  723.8    $  630.5    $  602.1    $563.9     $515.0
    Broadcast television........    74.8       72.7        331.2       323.5       295.2     288.2      254.9
    Category television.........    29.1        9.5         58.4        22.1        11.3        --         --
    Licensing and other media...    29.1       24.0         94.7        87.1        76.9      73.5       84.7
                                  ------     ------     --------    --------    --------    ------     ------
    Total.......................  $348.2     $271.3     $1,208.1    $1,063.1    $  985.6    $925.6     $854.7
    Eliminate intersegment
      revenue...................    (1.4)      (0.7)        (4.4)       (3.1)       (1.1)       --         --
    Divested operating
      units(2)..................      --       20.1         38.3        61.8        45.8      39.0       90.6
                                  ------     ------     --------    --------    --------    ------     ------
         Total operating
           revenues.............  $346.8     $290.7     $1,242.0    $1,121.9    $1,030.4    $964.6     $945.2
                                  ======     ======     ========    ========    ========    ======     ======
  Operating Income (Loss):
    Newspapers..................  $ 46.8     $ 40.4     $  172.7    $  134.0    $  120.8    $116.0     $ 73.8
    Broadcast television........    16.2       18.7        103.7       100.4        86.9      94.5       69.1
    Category television.........    (3.5)      (2.9)       (13.1)      (17.9)      (18.6)     (9.1)      (0.5)
    Licensing and other media...     3.4        3.5          6.2         8.9         7.1       5.4        4.7
    Corporate...................    (4.5)      (4.2)       (17.2)      (18.5)      (16.8)    (15.5)     (13.6)
                                  ------     ------     --------    --------    --------    ------     ------
    Total.......................  $ 58.4     $ 55.5     $  252.3    $  206.9    $  179.4    $191.4     $133.5
    Divested operating
      units(2)..................    (0.9)       0.3         (1.4)        3.0         1.8       0.2        9.4
    Unusual items(3)............      --                      --        (4.0)         --      (7.9)      (0.9)
                                  ------     ------     --------    --------    --------    ------     ------
         Total operating
           income...............  $ 57.5     $ 55.9     $  250.8    $  205.9    $  181.2    $183.6     $142.0
  Interest expense..............   (12.0)      (2.6)       (18.5)       (9.6)      (11.2)    (16.3)     (26.4)
  Net gains on
    divestitures(1).............      --         --         47.6          --          --        --       91.9
  Garfield copyright gain(4)....      --         --           --          --          --      31.6         --
  Unusual credits
    (charges)(5)................      --         --         (2.7)       21.5          --     (16.9)       2.5
  Miscellaneous, net............    (1.4)       0.1          3.1         1.8         1.5      (0.9)      (2.4)
  Income taxes(6)...............   (18.0)     (22.5)      (117.5)      (86.0)      (74.5)    (80.4)     (86.4)
  Minority interests............    (1.0)      (0.9)        (5.1)       (3.4)       (3.3)     (7.8)     (16.2)
                                  ------     ------     --------    --------    --------    ------     ------
  Income from continuing
    operations..................  $ 25.1     $ 30.0     $  157.7    $  130.1    $   93.6    $ 92.8     $104.9
                                  ======     ======     ========    ========    ========    ======     ======
PER SHARE DATA
  Income from continuing
    operations..................  $  .31     $  .37     $   1.93    $   1.61    $   1.17    $ 1.21     $ 1.40
  Adjusted income from
    continuing operations(7)....     .31        .37         1.63        1.41        1.17      1.25        .72
  Dividends.....................     .13        .13          .52         .52         .50       .44        .44
OTHER OPERATING DATA
  EBITDA(8):
    Newspapers..................  $ 62.7     $ 50.5     $  217.1    $  170.6    $  155.5    $149.5     $109.7
    Broadcast television........    22.6       24.9        128.0       126.2       113.0     115.8       89.5
    Category television.........    (0.8)      (2.4)        (9.3)      (16.4)      (17.6)     (9.1)      (0.5)
    Licensing and other media...     3.9        4.0          8.4        11.0         9.1       7.1        5.6
    Corporate...................    (4.3)      (3.9)       (16.0)      (17.4)      (15.9)    (14.8)     (13.0)
                                  ------     ------     --------    --------    --------    ------     ------
    Total.......................  $ 84.1     $ 73.2     $  328.3    $  274.1    $  244.1    $248.5     $191.2
                                  ======     ======     ========    ========    ========    ======     ======


---------------
Note: Certain amounts may not foot as each is rounded independently.

                                    THREE MONTHS ENDED
                                         MARCH 31,                      YEAR ENDED DECEMBER 31,
                                    -------------------   ----------------------------------------------------
                                    1998(1)    1997(1)    1997(1)    1996(1)    1995(1)    1994(1)    1993(1)
                                    --------   --------   --------   --------   --------   --------   --------
                                                                  (IN MILLIONS)
CASH FLOW STATEMENT DATA
  Net cash provided by continuing
    operations....................  $   89.9   $   54.9   $  196.9   $  176.2   $  113.8   $  170.2   $  142.0
  Depreciation and amortization of
    intangible assets.............      25.8       18.3       77.6       69.4       66.6       58.9       60.8
  Investing activity:
    Capital expenditures..........     (12.1)      (8.9)     (56.6)     (53.3)     (57.3)     (54.0)     (36.8)
    Business acquisitions and
      investment expenditures.....      (4.3)     (11.0)    (749.2)    (127.7)     (12.2)     (32.4)     (41.5)
    Other (investing)/divesting
      activity, net...............       1.3      (17.3)      30.6       35.0      (18.7)      51.3      146.9
  Financing activity:
    Increase (decrease) in
      long-term debt..............     (63.0)        --      651.2       41.0      (29.7)    (137.9)    (194.0)
    Dividends paid................     (10.9)     (10.9)     (46.0)     (44.5)     (42.6)     (37.3)     (37.0)
    Purchase and retirement of
      common stock................        --         --      (25.7)        --         --         --         --
    Other financing activity......       2.3        2.1        3.0        8.5        5.5        1.7        1.9



                                         MARCH 31,                            DECEMBER 31,
                                    -------------------   ----------------------------------------------------
                                      1997       1998       1997       1996       1995       1994       1993
                                    --------   --------   --------   --------   --------   --------   --------
BALANCE SHEET DATA
  Total assets....................  $2,252.2   $1,478.6   $2,280.8   $1,468.7   $1,349.7   $1,286.7   $1,255.1
  Long-term debt (including
    current portion)(9)...........     710.1      121.8      773.1      121.8       80.9      110.4      247.9
  Stockholders' equity(9).........   1,071.9      970.4    1,049.0      944.6    1,191.4    1,083.5      859.6


---------------

Note: Certain amounts may not foot as each is rounded independently.


                        NOTES TO SELECTED FINANCIAL DATA


The Company's cable television systems ("Scripps Cable") were acquired by Comcast Corporation ("Comcast") on November 13, 1996 ("Cable Transaction") through a merger whereby the Company's shareholders received, on a tax-free basis, a total of 93 million shares of Comcast's Class A Special Common Stock. The aggregate market value of the Comcast shares was $1.593 billion and the net book value of Scripps Cable was $356 million, yielding an economic gain of $1.237 billion to the Company's shareholders. This gain is not reflected in the Company's financial statements as accounting rules required the Company to record the transaction at book value. Unless otherwise noted, the data excludes the cable television segment, which is reported as a discontinued business operation.


(1)  In the periods presented the Company acquired and divested the following:

    ACQUISITIONS

    1997 -- Daily newspapers in Abilene, Corpus Christi, Plano, San Angelo, and
            Wichita Falls, Texas; Anderson, South Carolina; and Boulder, Colorado (in exchange for the Company's newspapers in Monterey and San Luis Obispo, California). Approximate 56% interest in The Television Food Network.

    1996 -- Vero Beach, Florida, daily newspaper.

    1994 -- The remaining 13.9% minority interest in Scripps Howard Broadcasting
            Company ("SHB") in exchange for 4,952,659 Class A Common Shares. Cinetel Productions (an independent producer of programs for cable television).

    1993 -- Remaining 2.7% minority interest in the Knoxville News-Sentinel and
            5.7% of the outstanding shares of SHB.

    DIVESTITURES


    1998 -- Expects to sell Scripps Howard Productions ("SHP"), its Los
            Angeles-based fiction television program production operation.


    1997 -- Monterey and San Luis Obispo, California, daily newspapers (in exchange for Boulder, Colorado, daily newspaper). Terminated joint operating agreement ("JOA") and ceased operations of El Paso daily newspaper. The JOA termination and trade resulted in pre-tax gains totaling $47.6 million, increasing income from continuing operations $26.2 million, $.32 per share.

    1995 -- Watsonville, California, daily newspaper. No material gain or loss was realized as proceeds approximated the book value of net assets sold.

    1993 -- Book publishing; newspapers in Tulare, California, and San Juan;
            Memphis television station; radio stations. The divestitures resulted in net pre-tax gains of $91.9 million, increasing income from continuing operations $46.8 million, $.63 per share.


(2)  Noncable television operating units sold prior to March 31, 1998, and SHP.


(3)  Total operating income included the following:

    1996 -- A $4.0 million charge for the Company's share of certain costs associated with restructuring portions of the distribution system of the Cincinnati JOA. The charge reduced income from continuing operations $2.6 million, $.03 per share.

    1994 -- A $7.9 million loss on program rights expected to be sold as a result of changes in television network affiliations. The loss reduced income from continuing operations $4.9 million, $.07 per share.


    1993 -- A change in estimate of disputed music license fees increased operating income $4.3 million; a gain on the sale of certain publishing equipment increased operating income $1.1 million; a charge for workforce reductions at (i) the Company's Denver newspaper and (ii) the newspaper feature distribution and the licensing operations of United Media decreased operating income $6.3 million. The planned workforce reductions were fully implemented in 1994. These items totaled $0.9 million and reduced income from continuing operations $0.6 million, $.01 per share.


(4) In 1994 the Company sold its worldwide Garfield and U.S. Acres copyrights. The sale resulted in a pre-tax gain of $31.6 million, $17.4 million after-tax, $.23 per share.

(5)  Other unusual credits (charges) included the following:

    1997 -- Write-down of investments totaling $2.7 million. Income from continuing operations was reduced $1.7 million, $.02 per share.

    1996 -- A $40.0 million gain on the Company's investment in Turner
            Broadcasting Systems when Turner was merged into Time Warner; $3.0 million write-off of an investment in Patient Education Media, Inc.; and $15.5 million contribution to a charitable foundation. These items totaled $21.5 million and increased income from continuing operations by $19.1 million, $.23 per share.

    1994 -- An estimated $2.8 million loss on real estate expected to be sold as a result of changes in television network affiliations; $8.0 million contribution to a charitable foundation; and $6.1 million accrual for lawsuits associated with a divested operating unit. These items totaled $16.9 million and reduced income from continuing operations $9.8 million, $.13 per share.

    1993 -- A $2.5 million fee received in connection with the change in ownership of the Ogden, Utah, newspaper. Income from continuing operations was increased $1.6 million, $.02 per share.

(6)  The provision for income taxes is affected by the following unusual items:

    1994 -- A change in estimated tax liability for prior years increased the tax provision, reducing income from continuing operations $5.3 million, $.07 per share.

    1993 -- A change in estimated tax liability for prior years decreased the tax provision, increasing income from continuing operations $5.4 million, $.07 per share; the effect of the increase in the federal income tax rate to 35% from 34% on the beginning of the year deferred tax liabilities increased the tax provision, reducing income from continuing operations $2.3 million, $.03 per share.


(7)  Excludes unusual items and net gains.



(8) Earnings before interest, income taxes, depreciation and amortization ("EBITDA") is presented in the Selected Consolidated Financial Data because:



        X Management believes the year-over-year change in EBITDA is a more useful measure of year-over-year economic performance than the change in operating income because, combined with information on capital spending plans, it is more reliable. Changes in amortization and depreciation have no impact on economic performance. Depreciation is a function of capital spending. Capital spending is important and is separately disclosed.


        X Banks and other lenders use EBITDA to determine the Company's borrowing capacity.


        X Financial analysts and acquirors use EBITDA, combined with capital spending requirements, to value communications and media companies.



    EBITDA should not, however, be construed as an alternative measure of the amount of the Company's income or cash flows from operating activities as EBITDA excludes significant costs of doing business. EBITDA excludes divested operating units and unusual items.



(9) Includes effect of discontinued cable television operations prior to completion of the Cable Transaction.

                                    BUSINESS

     The Company is a diversified media company operating daily newspapers, network-affiliated broadcast television stations, cable television networks and licensing and syndication businesses.

NEWSPAPERS


     The Company is the tenth largest newspaper publisher in the United States, with 20 daily newspapers concentrated in growth markets across the Southeast, Southwest, Rocky Mountains and West Coast. The Company's daily newspaper circulation is approximately 1.4 million daily and 1.6 million Sunday.



     In October 1997 the Company acquired the newspaper and broadcast operations of Harte-Hanks Communications ("Harte-Hanks") for approximately $790 million in cash. The newspaper operations acquired from Harte-Hanks include daily newspapers in Abilene, Corpus Christi, Plano, San Angelo and Wichita Falls, Texas, and a daily newspaper in Anderson, South Carolina. The Company immediately exchanged the Harte-Hanks broadcast operations for an approximate 56% controlling interest in Food Network and $75 million in cash. In August 1997 the Company traded its daily newspapers in Monterey and San Luis Obispo, California, for the daily newspaper in Boulder, Colorado. The Company acquired the Vero Beach, Florida, daily newspaper in May 1996 for approximately $120 million in cash.



                    NEWSPAPER                            LOCATION             DAILY(1)        SUNDAY(1)
                    ---------                            --------             --------        ---------
                                                                                    (IN THOUSANDS)
Rocky Mountain News..............................  Denver, CO                   325.3            435.0
The Commercial Appeal............................  Memphis, TN                  183.0            254.0
The Knoxville News-Sentinel......................  Knoxville, TN                124.9            168.1
Ventura County Star..............................  Ventura, CA                   95.0            103.0
The Cincinnati Post(2)(3)(4).....................  Cincinnati, OH                73.9               --
Corpus Christi Caller-Times......................  Corpus Christi, TX            68.8             90.6
The Evansville Courier(2)........................  Evansville, IN                60.3            108.0
Naples Daily News................................  Naples, FL                    50.0             64.2
Anderson Independent-Mail........................  Anderson, SC                  40.8             47.0
Abilene Reporter-News............................  Abilene, TX                   40.4             50.4
The Sun..........................................  Bremerton, WA                 38.2             40.8
Times Record News................................  Wichita Falls, TX             37.9             43.9
The Stuart News..................................  Stuart, FL                    36.1             45.8
Daily Camera.....................................  Boulder, CO                   36.0             42.8
Redding Record Searchlight.......................  Redding, CA                   35.3             38.2
Vero Beach Press Journal.........................  Vero Beach, FL                32.1             35.8
Standard-Times...................................  San Angelo, TX                31.6             37.8
Birmingham Post-Herald(2)(4).....................  Birmingham, AL                24.7               --
The Albuquerque Tribune(2)(4)....................  Albuquerque, NM               24.3               --
Plano Star Courier...............................  Plano, TX                     10.9             12.6
                                                                              -------          -------
  Total..........................................                             1,369.5          1,618.0
                                                                              =======          =======


---------------

(1) Based on Audit Bureau of Circulation Publisher's Statements for the six-months ended March 31, 1998, except for the Florida newspapers, which are for the twelve months ended March 31, 1998, and the Plano Star Courier, which is for the six-months ended September 30, 1997.


(2) This newspaper is published under a joint operating agency with another newspaper in its market. See "Business-Newspapers-Joint Operating Agencies."

(3) Includes circulation of The Kentucky Post.

(4) Does not publish on Sunday.

     The Company's newspaper operating revenues, excluding divested newspaper operations, were as follows:



                                     THREE MONTHS ENDED
                                          MARCH 31,            YEAR ENDED DECEMBER 31,
                                     -------------------       -----------------------
                                       1998       1997          1997    1996    1995
                                     --------   --------       ------  ------  -------
                                       (IN THOUSANDS)              (IN THOUSANDS)
  Newspaper advertising:
     Local.........................  $ 65,024   $ 51,462       $221,199 $192,563 $185,821
     Classified....................    65,104     47,828       214,912 184,629 170,058
     National......................     6,369      5,447       23,056  19,384   16,480
     Preprint and other............    21,735     15,311       73,268  64,538   65,585
                                     --------   --------       ------  ------  -------
          Total advertising........  $158,232   $120,048       $532,435 $461,114 $437,944
                                     --------   --------       ------  ------  -------
  Circulation......................    40,541     31,518       129,612 121,365 117,288
  JOA distributions................    10,816     10,901       47,052  39,341   39,476
  Other............................     5,537      2,592       14,689   8,669    7,399
                                     --------   --------       ------  ------  -------
          Total....................  $215,126   $165,059       $723,788 $630,489 $602,107
                                     ========   ========       ======  ======  =======



     Advertising and Circulation. Substantially all of the Company's newspaper publishing revenues are derived from advertising and circulation. Advertising rates and revenues vary among the Company's newspapers depending on circulation, demographics, type of advertising, local market conditions and competition. Advertising revenues are derived from: (i) "run-of-paper" advertisements included in each copy of a newspaper edition, (ii) "zoned" editions that feature sections with stories and advertisements intended for limited areas of distribution, (iii) "preprinted" advertisements that are inserted into newspapers, and (iv) "shoppers" that have little or no news content and contain primarily advertising run in the regular edition of the newspaper.


     Run-of-paper advertisements are further broken down among "local," "classified" and "national" advertising. Local refers to advertising that is not in the classified advertising section and is purchased by in-market advertisers. Classified refers to advertising in the section of the newspaper that is grouped by type of advertising, e.g., automotive and help wanted. National refers to advertising purchased by businesses that operate beyond the local market and that purchase advertising from many newspapers, primarily through advertising agencies. A given volume of run-of-paper advertisements is generally more profitable to the Company than the same volume of preprinted advertisements.


     Advertising revenues vary throughout the year, with the first and third quarters generally having lower revenues than the second and fourth quarters. Advertising rates and volume are highest on Sundays, primarily because circulation and readership are greatest on Sundays.



     Joint Operating Agencies. Four of the Company's daily metropolitan newspapers operate under joint operating agencies ("JOAs"). Under a JOA, newspapers in the same market share printing facilities and certain other facilities and combine advertising and circulation sales efforts in order to reduce aggregate expenses and take advantage of economies of scale, thereby allowing both newspapers to continue to publish in that market. Each newspaper maintains an independent editorial department.


     The Newspaper Preservation Act of 1970 ("NPA") provides a limited exemption from antitrust laws, generally permitting the continuance of JOAs in existence prior to the enactment of the NPA and the formation, under certain circumstances, of new JOAs between newspapers. Except for the Company's JOA in Cincinnati, Ohio, all of the Company's JOAs were entered into prior to the enactment of the NPA. From time to time the legality of the pre-NPA JOAs has been challenged on antitrust grounds, but no such challenge has yet succeeded in the courts.

     The Evansville JOA expires at the end of 1998 and the remaining three expire between 2007 and 2022. The JOAs generally provide for automatic renewal terms of ten years unless an advance notice of termination ranging from two to five years is given by either party. The Company has notified the other JOA party in Evansville of its intent to terminate that JOA. Management believes that termination of the Evansville JOA will enhance the Evansville Courier's profitability.

     The table below provides certain information about the Company's JOAs.


                                                                     YEAR JOA        YEAR JOA
           NEWSPAPER              PUBLISHER OF OTHER NEWSPAPER        BEGAN           EXPIRES
--------------------------------  ----------------------------       --------       -----------
Managed by the Company
  The Evansville Courier........  Hartmann Publications                1938            1998
Managed by Other Publisher
  The Albuquerque Tribune.......  Journal Publishing Company           1933            2022
  Birmingham Post-Herald........  Newhouse Newspapers                  1950            2015
  The Cincinnati Post...........  Gannett Co., Inc.                    1977            2007



     Scripps Howard News Service. From its Washington bureau, the Company operates the Scripps Howard News Service, a supplemental wire service covering stories in the nation's capital, other parts of the United States and abroad. While the revenue for this service is not significant, the Company believes its image is enhanced by the wide distribution of the Scripps Howard News Service.



     Material and Labor Costs. The Company purchases newsprint from various suppliers, many of which are Canadian. Management believes that the Company's sources of supply of newsprint are adequate for its anticipated needs. Newsprint and ink costs accounted for approximately 22% of total operating expenses of the Company's newspaper operations for the three months ended March 31, 1998.



     Newsprint prices have fluctuated widely in recent years. Newsprint prices generally declined from 1992 through 1993, but began rising in the first quarter of 1994 from approximately $420 per metric tonne to $745 by the first quarter of 1996. Newsprint prices declined from that level to approximately $500 per metric tonne by March 1997 before increasing to the current price of $585 per tonne. If the price remains at its current level, newsprint costs in 1998 are expected to be approximately 30% higher in the second quarter and 25% higher in the second half than during the comparable periods of 1997.



     Labor costs accounted for approximately 42% of total operating expenses of the Company's newspaper operations for the three months ended March 31, 1998. A substantial number of the Company's newspaper employees are represented by labor unions. See "Business--Employees."


     Production. The Company's daily newspapers are printed by offset or flexographic presses and use computer systems for writing, editing, composing and producing the printing plates used in each edition.


     Competition. The Company's newspapers compete for advertising revenues primarily with other local media, including other local newspapers, television and radio stations, cable television, telephone directories and direct mail. Competition for advertising revenues is based upon audience size and demographics, price and effectiveness. Changes in technology and new media, such as electronic publications, may create additional competitors for classified advertising revenue. Most of the Company's newspapers publish electronic versions of the newspaper on the Internet. Newspapers compete with all other information and entertainment media for consumers' discretionary time. All of the Company's newspaper markets are highly competitive, particularly Denver, the largest market in which the Company publishes a newspaper.


BROADCAST TELEVISION


     The Company owns and operates nine network-affiliated broadcast television stations, eight of which are located in one of the 50 largest television markets. Six stations are ABC affiliates and three are NBC affiliates. In addition to broadcasting network programming, the Company's television stations focus on producing quality local news programming. The following table sets forth certain information about the Company's television stations and the markets in which they operate.

                                                          YEAR                              RANK OF
                            RANK OF        CALL        JOINED THE         NETWORK          STATION IN      STATIONS IN
 STATION AND MARKET        MARKET(1)      LETTERS       COMPANY        AFFILIATION(2)      MARKET(3)        MARKET(3)
 ------------------        ---------      -------      ----------      --------------      ----------      -----------
Detroit, MI                    9           WXYZ           1986           ABC                 2               6
Cleveland, OH                 13           WEWS           1947           ABC                 2               11
Tampa, FL                     15           WFTS           1986           ABC                 4               10
Phoenix, AZ                   17           KNXV           1985           ABC                 4               11
Baltimore, MD                 23           WMAR           1991           ABC                 3               6
Cincinnati, OH                30           WCPO           1949           ABC                 1               6
Kansas City, MO               31           KSHB           1977           NBC                 4               8
W. Palm Beach, FL             43           WPTV           1961           NBC                 1               7
Tulsa, OK                     58           KJRH           1971           NBC                 3               8

                          YEAR
                       FCC LICENSE
 STATION AND MARKET      EXPIRES
 ------------------    -----------
Detroit, MI                2005
Cleveland, OH              2005
Tampa, FL                  2005
Phoenix, AZ                1998(4)
Baltimore, MD              2004
Cincinnati, OH             2005
Kansas City, MO            2006
W. Palm Beach, FL          2005
Tulsa, OK                  1998(5)


---------------

(1) Based on data made available by the A.C. Nielsen Co. ("Nielsen") survey for the November 1997 period. Rank of Market represents the relative size of the designated television market compared to the 211 generally recognized geographic market areas in the United States based on Nielsen estimates.


(2) All of the network affiliation agreements for the Company's stations expire in 2004, except for the Baltimore and Cincinnati stations which expire in 2005 and 2006, respectively.



(3) Rank of Station in Market is determined on the basis of total viewing households tuned to a specific station from 6:00 a.m. to 2:00 a.m. each day compared to other stations in the designated area. Stations in Market does not include public broadcasting stations, satellite stations, or translators which rebroadcast signals from distant stations. Source: November 1997 Nielsen surveys.



(4) A license renewal application is due to be filed with the FCC on or before June 1, 1998.



(5) A license renewal application was filed with the FCC on January 30, 1998, and is pending.



     The Company's broadcast television operating revenues were as follows:





                                            THREE MONTHS ENDED
                                                 MARCH 31,               YEAR ENDED DECEMBER 31,
                                            -------------------       ------------------------------
                                              1998       1997           1997       1996       1995
                                            --------   --------       --------   --------   --------
                                              (IN THOUSANDS)                  (IN THOUSANDS)
Local Advertising.........................  $39,656    $38,424        $171,211   $159,412   $150,489
National Advertising......................   30,082     29,457         139,322    127,172    125,476
Political Advertising.....................      330         89           2,106     19,505      3,207
Network compensation......................    3,952      3,951          15,601     14,348     13,510
Other.....................................      795        775           2,976      3,030      2,546
                                            -------    -------        --------   --------   --------
  Total...................................  $74,815    $72,696        $331,216   $323,467   $295,228
                                            =======    =======        ========   ========   ========



     Advertising. The Company's television operating revenues are derived primarily from the sale of time to businesses for commercial messages that appear during entertainment and news programming. Local and national advertising refer to time purchased by local, regional and national businesses; political refers to time purchased for advertising intended to influence voting. Automobile advertising accounts for approximately one-fourth of the Company's local and national advertising revenues.


     The first and third quarters of each year generally have lower advertising revenues than the second and fourth quarters. The Company's television stations have benefited from increasing political advertising in even-numbered years when congressional and presidential elections occur, making it more difficult to achieve year-over-year increases in operating results in odd-numbered years.

     Network Affiliation and Programming. The Company's television stations are affiliated with national television networks that offer a variety of programs to affiliated stations. The Company's stations are compensated for carrying network programming and have the right of first refusal before such programming may be offered to other television stations in the same market.


     In addition to network programs, the Company's television stations broadcast locally produced programs, syndicated programs, sports events, movies and public service programs. News is the focus of the Company's locally produced programming. Advertising during local news programs accounts for more than 30% of broadcast television revenues.

     Digital Television. In accordance with policies and schedules set out by the Federal Communications Commission (the "FCC"), some of the Company's broadcast television stations are beginning the conversion from analog to digital transmission technology. Digital technology offers the potential for much higher quality pictures and sound, but requires the acquisition of new transmission equipment by the Company. Consumers will also be required to purchase new television receivers in order to receive this higher picture quality and sound. The FCC has authorized existing broadcasters to commence digital operations on newly allocated television channels, and, for a multi-year conversion period (currently ending in 2006), broadcasters will be expected to transmit television signals over both sets of frequencies. Following such conversion period, broadcasters will be required under current FCC rules (which are subject to reconsideration) to relinquish their analog channels. The Company's ABC affiliate in Detroit is preparing to be among the first stations to begin digital transmission.



     Competition. The Company's television stations compete for advertising revenues primarily with other local media, including other television stations, radio stations, cable television, newspapers, telephone directories and direct mail. Competition for advertising revenues is based upon the audience size and demographics, price and effectiveness. Television stations compete for consumers' discretionary time with all other information and entertainment media. Continuing technological advances will improve the capability of alternative service providers such as traditional cable, "wireless" cable and direct broadcast satellite television to offer video services in competition with broadcast television. The degree of competition is expected to increase. Technological advances in interactive media services, including Internet services, will increase these competitive pressures.



     Federal Regulation of Broadcasting. Television broadcasting is subject to the jurisdiction of the FCC pursuant to the Communications Act of 1934, as amended (the "Communications Act"). The Communications Act prohibits the operation of television broadcast stations except in accordance with a license issued by the FCC and empowers the FCC to revoke, modify and renew broadcasting licenses, approve or disapprove the assignment of any broadcast license or the transfer of control of any company holding such licenses, determine the location of stations, regulate the equipment used by stations and adopt and enforce necessary regulations. The FCC extensively regulates many aspects of television broadcasting, including without limitation the ownership of broadcast licenses (with respect to multiple ownership rules, cross-ownership rules and foreign ownership rules), the operations of licensees, network affiliations, frequency use, programming, employment, and many other issues.


CATEGORY TELEVISION


     Category television is a newly created division of the Company bringing together HGTV and Food Network, two of the fastest-growing cable networks in 1997. According to the Nielsen Homevideo Index, HGTV was telecast to 40.2 million homes in March 1998, up 15.1 million from March 1997, and Food Network was telecast to 31.7 million homes in March 1998, up 9.7 million from March 1997. Management believes the popularity of HGTV and Food Network, which consistently rank among the favorite channels of cable television subscribers, will enable the Company to expand distribution and attract additional advertising revenue.



     The Company believes that its category television strategy creates an efficient marketplace by bringing together viewers and advertisers of common interest. In addition, the Company believes these networks are catalysts for ancillary business development, including radio programming, business-to-business services and online computer services.



     HGTV, based in Knoxville, Tennessee, was developed internally and remains 100% owned by the Company. HGTV was launched on December 31, 1994 and focuses on home repair and remodeling, gardening, decorating and other activities associated with the home.



     The Company acquired a 56% controlling interest in Food Network in October 1997. Food Network, based in New York City, has been telecasting since December 1993 and focuses on food and nutrition.



     HGTV was profitable in the first quarter of 1998, after only three full years on the air, and management believes HGTV will be profitable for the full year 1998. Although Food Network had cash operating losses in the first quarter of 1998, management believes losses will diminish over the next several years as the network grows. Any unforeseen declines in revenues from advertising for either of these networks could diminish the potential for their profitability.

     The Company's category television segment also includes a 12% interest in SportSouth, a regional sports network carried by cable systems in the Southeastern United States.



     The Company's category television operating revenues were as follows:



                                               THREE MONTHS ENDED
                                                    MARCH 31,              YEAR ENDED DECEMBER 31,
                                               -------------------       ---------------------------
                                                 1998       1997          1997      1996      1995
                                               --------   --------       -------   -------   -------
                                                 (IN THOUSANDS)                (IN THOUSANDS)
Advertising..................................  $19,404    $ 5,658        $36,603   $14,888   $ 8,175
Affiliate fees...............................    8,677      3,737         19,711     6,943     3,021
Other........................................    1,025        154          2,082       280       140
                                               -------    -------        -------   -------   -------
  Total......................................  $29,106    $ 9,549        $58,396   $22,111   $11,336
                                               =======    =======        =======   =======   =======



     Advertising and Affiliate Fees. Category television revenues are derived from the sale of advertising time and, if provided for in the affiliation agreement, from affiliate fees received from cable television and other distribution systems that carry the networks. Affiliate fees are generally based on the number of subscribers who receive the networks. Most of Food Network's affiliation agreements do not provide for such fees.



     Programming. Both HGTV and Food Network feature 24 hours of daily programming. Some programming is produced internally and other programming is purchased from a variety of independent producers. Programming is transmitted via satellite to cable television systems and to satellite dish owners.



     Competition. HGTV and Food Network compete with other television networks for distribution on cable television and direct broadcast satellite systems as well as for advertiser support. Popularity of the programming is a primary factor in obtaining and retaining distribution and attracting advertising revenues. Because of limited channel capacity, cable television system operators have been able to demand distribution payments or equity interests in cable television programming networks in exchange for long-term agreements to distribute the networks. In 1996 and 1997 the Company agreed to pay distribution fees of approximately $75 million to certain cable and direct broadcast satellite systems in exchange for long-term contracts to carry HGTV. The amount of the incentives approximates the affiliate fee revenue HGTV expects to receive over the lives of the contracts. In 1996 and 1997 Food Network paid approximately $6 million in distribution fees (including $1.5 million subsequent to its acquisition by the Company) to cable television systems in exchange for long-term contracts that do not provide for affiliate fee revenue, and approximately $10 million to direct broadcast satellite systems for long-term contracts that do provide for affiliate fee revenue. Additional distribution fees may be required to obtain carriage on additional cable television systems. Based upon the Company's historical experience, advertising revenues are expected to increase as distribution of the networks increases.



LICENSING AND OTHER MEDIA


     The Company's licensing and other media businesses include:

        - United Media -- a fully integrated, worldwide licensing and syndication company that focuses on building brand equity around a wide range of creative content. In addition to PEANUTS, DILBERT and the recently added FOR BETTER OR FOR WORSE(R) comic strips and characters, United Media is the exclusive licensor of products for National Geographic and the Public Broadcasting System.


        - Cinetel Productions -- one of the largest independent producers of programming for cable networks, including HGTV and Food Network. Cinetel, based in Knoxville, focuses on nonfiction programming.



        - Yellow Pages-USA -- an independent telephone directory publisher launched in August 1996. This venture (60% owned) distributes directories in three markets.


        - Scripps Ventures -- an internally managed $50 million venture fund launched in June 1996. Scripps Ventures is designed to discover emerging media and education franchises.


     The Company expects to sell Scripps Howard Productions ("SHP"), its Los Angeles-based fiction television production operation, in 1998. The operations of SHP are not material to the Company.

     The Company's licensing and other media operating revenues, excluding SHP, were as follows:





                                               THREE MONTHS ENDED
                                                    MARCH 31,              YEAR ENDED DECEMBER 31,
                                               -------------------       ---------------------------
                                                 1998       1997          1997      1996      1995
                                               --------   --------       -------   -------   -------
                                                 (IN THOUSANDS)                (IN THOUSANDS)
Licensing ...................................  $14,584    $16,224        $56,813   $53,672   $49,366
Newspaper feature distribution...............    5,663      4,935         20,919    20,695    18,915
Advertising..................................    5,691        428          3,878       828       559
Program production...........................    2,786      1,817         11,145    10,710     7,167
Other........................................      418        604          1,898     1,162       922
                                               -------    -------        -------   -------   -------
  Total......................................  $29,142    $24,008        $94,653   $87,067   $76,929
                                               =======    =======        =======   =======   =======



     United Media owns and licenses worldwide copyrights relating to PEANUTS, DILBERT and other character properties for use on numerous products, including plush toys, greeting cards and apparel, for promotional purposes and for exhibit on television, video cassettes and other media. PEANUTS and DILBERT provided more than 80% and 15%, respectively, of the Company's licensing revenues in the first quarter of 1998. Approximately 70% of PEANUTS licensing revenues are earned in international markets, with the Japanese market providing approximately two-thirds of international revenue.


     Merchandise, literary and exhibition licensing revenues are generally a negotiated percentage of the licensee's sales. The Company generally receives a fixed fee for the use of its copyrights for promotional and advertising purposes. The Company generally pays a percentage of its gross syndication and licensing royalties to the creators of these properties.

     Cinetel Productions develops and produces its programs both internally and in collaboration with a number of independent writers, producers and creative teams under production arrangements. Generally, Cinetel licenses the initial telecast rights for programs prior to commencing production. Initial license fees commonly approximate the production costs of a program. Additional license fees may be pursued from foreign, syndicated television, cable television and home video markets. The ultimate profitability of the Company's programs is dependent upon public taste, which is unpredictable and subject to change.

     Competition. The Company's newspaper-feature distribution operations compete for a limited amount of newspaper space with other distributors of news columns, comics and other features. Competition is primarily based on price and popularity of the features. Popularity of licensed characters is a primary factor in obtaining and renewing merchandise and promotional licenses.

     The Company's program production operations compete with all forms of entertainment. In addition to competing for market share with other entertainment companies, the Company also competes to obtain creative talent and story properties. A significant number of other companies produce or distribute programs. Competition is primarily based on price, quality of the programming and public taste.

EMPLOYEES


     As of March 31, 1998, the Company had approximately 8,100 full-time employees, including 6,000 in newspapers, 1,500 in broadcast television, 300 in category television and 200 in licensing and other media. Various labor unions represent approximately 2,800 employees, primarily in newspapers. The present operations of the Company have not experienced any work stoppages since March 1985. The Company considers its relationship with employees to be generally satisfactory.

                                   MANAGEMENT

     The Board of Directors of the Company consists of ten members. All directors hold office until the next annual meeting of shareholders of the Company or until the election of their respective successors. Officers of the Company serve at the pleasure of the Board.


     The following table sets forth certain information with respect to the directors and certain key executive officers of the Company.


         NAME           AGE        POSITION AND OFFICE WITH THE COMPANY
         ----           ---        ------------------------------------
Lawrence A. Leser        62  Chairman of the Board
William R. Burleigh      62  President, Chief Executive Officer and Director
Daniel J. Castellini     58  Senior Vice President/Finance and Administration
Paul F. (Frank)
  Gardner                55  Senior Vice President/Television
Alan M. Horton           54  Senior Vice President/Newspapers
Craig C. Standen         55  Senior Vice President/Corporate Development
John H. Burlingame       64  Director
Daniel J. Meyer          61  Director
Nicholas B. Paumgarten   52  Director
Charles E. Scripps       78  Director
Paul K. Scripps          52  Director
Edward W. Scripps        39  Director
Ronald W. Tysoe          44  Director
Julie A. Wrigley         49  Director


     Lawrence A. Leser has been the Chairman of the Company since August 1994 and was Chief Executive Officer from July 1985 to May 1996.



     William R. Burleigh has been the Chief Executive Officer of the Company since May 1996 and President of the Company since August 1994. Mr. Burleigh was the Chief Operating Officer of the Company from May 1994 to May 1996, Executive Vice President from March 1990 to May 1994 and Senior Vice President/Newspapers and Publishing from September 1986 to March 1990.



     Daniel J. Castellini has been the Senior Vice President/Finance and Administration of the Company since 1986.



     Paul F. (Frank) Gardner has been the Senior Vice President/Television of the Company since April 1993 and was the Senior Vice President/News Programming, Fox Broadcasting Company from 1991 to 1993.



     Alan M. Horton has been the Senior Vice President/Newspapers of the Company since May 1994 and was Vice President/Operations, Newspapers of the Company from 1991 to 1994.



     Craig C. Standen has been Senior Vice President/Corporate Development of the Company since August 1994 and was Vice President/Marketing -- Advertising, Newspapers from 1990 to 1994.



     John H. Burlingame has been a Senior Partner of Baker & Hostetler LLP (a law firm) since January 1, 1998, and was a Partner from June 1, 1997 through December 31, 1997 and Executive Partner from 1982 through June 1, 1997 of such firm. Mr. Burlingame is a trustee of the Scripps Trust.



     Daniel J. Meyer has been the President of Cincinnati Milacron Inc. (a manufacturer of metal working and plastics processing machinery and systems) since January 1, 1998, Chairman since January 1, 1991 and Chief Executive Officer of Cincinnati Milacron Inc. since April 24, 1990. Mr. Meyer is also a director of Star Banc Corp. and Hubbell Incorporated (a manufacturer of wiring and lighting devices).



     Nicholas B. Paumgarten has been a Managing Director of J.P. Morgan & Co. Incorporated (an investment banking firm) since February 10, 1992.

     Charles E. Scripps has been Chairman of the Executive Committee of the Company since August 1994 and served as the Chairman of the Board of Directors of the Company from 1953 to August 1994. Mr. Scripps is a grandson of Edward W. Scripps, the founder of the Company.



     Paul K. Scripps has been the Vice President/Newspapers of the Company since November 1997 and was Chairman of a subsidiary of the Company from December 1989 to June 1997. Mr. Scripps is a second cousin of Charles E. Scripps. Mr. Scripps serves as a director of the Company pursuant to an agreement between the Scripps Trust and John P. Scripps. See "Certain Transactions--John P. Scripps Newspapers."


     Edward W. Scripps was the news Director at KJRH-TV, a division of a subsidiary of the Company from February 1983 through September 1993. Mr. Scripps is a nephew of Charles E. Scripps.


     Ronald W. Tysoe is a director of Federated Department Stores, Inc., and has been its Vice Chairman, Finance and Real Estate since December 1997. Mr. Tysoe also served as Vice Chairman and Chief Financial Officer of Federated Department Stores, Inc. from April 1990 to December 1997.


     Julie A. Wrigley has been the Chairman and Chief Executive Officer of Wrigley Management Inc. since 1995, Assistant to the President/CEO of Wm. Wrigley Jr. Company since 1994 and Investment Advisor & Manager of Wrigley Family Trusts and Estates since 1977. Mrs. Wrigley was a director of Associated Bank, Chicago from 1988 to 1996.

                              SELLING SHAREHOLDERS

     The Shares offered hereby are being sold by the Scripps Trust and the Howard Trust. Certain information regarding the Selling Shareholders which has been provided to the Company by them appears below.

THE EDWARD W. SCRIPPS TRUST

     3,500,000 of the Shares offered hereby are being sold by the Scripps Trust. The Company has been advised that the Scripps Trust is selling the Shares in order to diversify the assets of the Scripps Trust. The Trustees of the Scripps Trust are Charles E. Scripps, Robert P. Scripps, Jr. and John H. Burlingame. Each of the Trustees other than Robert P. Scripps is a director of the Company, and Charles E. Scripps is Chairman of the Executive Committee of the Board of Directors of the Company. The Trustees have the power to vote and dispose of the shares of capital stock of the Company held by the Scripps Trust. Charles E. Scripps and Robert P. Scripps, Jr. have a life income interest in the Scripps Trust. John H. Burlingame has no economic interest in the assets held by the Scripps Trust.

     The agreement establishing the Scripps Trust (the "Trust Agreement") is dated November 23, 1922. Under the Trust Agreement, the Scripps Trust must retain voting stock sufficient to ensure control of the Company by the Scripps Trust until the final distribution of the Scripps Trust estate unless earlier stock dispositions are necessary for the purpose of preventing loss or damage to the Scripps Trust estate. Under a probate court ruling obtained in 1998, the Scripps Trust is not required to hold a majority of the outstanding Class A Common Shares or to hold a majority of the Company's total number of outstanding shares (Class A Common Shares and Common Voting Shares combined) to ensure control of the Company.


     The Scripps Trust will terminate upon the death of the last to survive of four persons specified by the Trust Agreement, the youngest of whom is 74 years of age. Upon the termination of the Scripps Trust, substantially all of its assets (including all the shares of capital stock of the Company held by the Scripps Trust) will be distributed to the grandchildren of Robert Paine Scripps (a son of Edward W. Scripps), of whom there are 28. Twenty-seven of these grandchildren have entered into an agreement among themselves, other cousins and the Company which will restrict transfer and govern voting of Common Voting Shares to be held by them upon termination of the Scripps Trust and distribution of the Scripps Trust estate. See "Certain Transactions--Scripps Family Agreement." The Company has been advised that no tax will be payable on the assets of the Scripps Trust upon distribution thereof to the beneficiaries.



     As of April 30, 1998, the Scripps Trust owned 32,610,000, or 53.0%, of the outstanding Class A Common Shares and 16,040,000, or 83.5%, of the outstanding Common Voting Shares, such shares together being 60.2% of the outstanding capital stock of the Company. Following the sale of its portion of the Shares and assuming that the Underwriters' over-allotment options are not exercised, the Scripps Trust will own 29,110,000, or 47.3%, of the outstanding Class A Common Shares and 16,040,000, or 83.5%, of the outstanding Common Voting Shares, which together would constitute 55.9% of the outstanding capital stock of the Company. See "Security Ownership of Certain Beneficial Owners and Selling Shareholders."



     Prior to the Offerings, as holder of a majority of the outstanding Class A Common Shares and the outstanding Common Voting Shares, the Scripps Trust is able to elect all of the Company's directors. After the Offerings, the Scripps Trust will continue to own a majority of the Common Voting Shares, which will enable it to elect two-thirds of the Company's directors, and will own approximately 47% of the outstanding Class A Common Shares, which may, as a practical matter, enable it to continue to elect the remainder of the Company's directors. Nominations of persons for election by either class of shares of the Company to the Board of Directors are made, and will continue to be made after the Offerings, by the vote of a majority of all directors then in office, regardless of the class of shares entitled to elect them.


     So long as the Scripps Trust owns a majority of the Common Voting Shares, it will be able to, under most circumstances, amend the Company's Articles of Incorporation and effect any fundamental corporate transaction without the approval of any other of the Company's shareholders and will be able to defeat any unsolicited attempt to acquire control of the Company. The concentration of voting power in the Scripps Trust and the limited voting rights of holders of Class A Common Shares may have the effect of precluding holders of shares of capital stock of the Company from receiving any premium above market price for their shares which may be offered in connection with any attempt to acquire control of the Company.

JACK R. HOWARD TRUST

     2,800,000 of the Shares offered hereby are being sold by the Howard Trust. The Howard Trust is an irrevocable trust that was established in 1981 by Jack R. Howard for his benefit and the benefit of his wife, both of whom are now deceased. The sole trustee of the Howard Trust is The Chase Manhattan Bank, which has the power to vote and dispose of the shares of capital stock of the Company held by it under the Howard Trust. The Company has been advised that the Howard Trust is selling the Shares in order to pay estate taxes and to diversify assets of the Trust.


     As of April 30, 1998, the Howard Trust owned 3,327,385, or 5.4%, of the outstanding Class A Common Shares and 170,000, or .9%, of the outstanding Common Voting Shares, such shares together being 4.3% of the outstanding capital stock of the Company. Following the sale of its portion of the Shares and assuming that the Underwriters' over-allotment options are not exercised, the Howard Trust will own 527,385, or .9%, of the outstanding Class A Common Shares and 170,000, or .9%, of the outstanding Common Voting Shares, which together would constitute .9% of the outstanding capital stock of the Company. See "Security Ownership of Certain Beneficial Owners and Selling Shareholders."

    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND SELLING SHAREHOLDERS

     The following table sets forth certain information with respect to persons known to management to be the beneficial owners, as of April 30, 1998, of more than five percent of the Company's outstanding Class A Common Shares or Common Voting Shares. Unless otherwise indicated, the persons named in the table have sole voting and investment power with respect to all shares shown therein as being beneficially owned by them.

                             BENEFICIAL OWNERSHIP PRIOR TO THE OFFERINGS
                             -------------------------------------------     CLASS A
                              CLASS A                 COMMON                  COMMON
     NAME AND ADDRESS          COMMON                 VOTING                SHARES TO
    OF BENEFICIAL OWNER        SHARES     PERCENT     SHARES     PERCENT   BE SOLD (1)
---------------------------  ----------   -------   ----------   -------   ------------
The Edward W. Scripps Trust  32,610,000    53.0%    16,040,000    83.5%     3,500,000
312 Walnut Street
P.O. Box 5380
Cincinnati,Ohio
The Jack R. Howard Trust      3,327,385     5.4        170,000      .9      2,800,000
Chase Manhattan Bank,
  Trustee (2)
c/o George Rowe, Esq.
Fulton, Rowe, Hart & Coon
1 Rockefeller Plaza
Suite 301
New York, NY 10020
Paul K. Scripps and                 600      --      1,616,113     8.4             --
John P. Scripps Trust (3)
625 Broadway, Suite 625
San Diego, California
Franklin Resources, Inc.      3,737,800     6.1             --      --             --
  (4)
777 Mariners Island Blvd.
San Mateo, California

                              BENEFICIAL OWNERSHIP AFTER THE OFFERINGS
                             ------------------------------------------
                              CLASS A                 COMMON
     NAME AND ADDRESS          COMMON                 VOTING
    OF BENEFICIAL OWNER        SHARES     PERCENT     SHARES    PERCENT
---------------------------  ----------   -------   ----------  -------
The Edward W. Scripps Trust  29,110,000    47.3%    16,040,000   83.5%
312 Walnut Street
P.O. Box 5380
Cincinnati,Ohio
The Jack R. Howard Trust        527,385      .9        170,000     .9
Chase Manhattan Bank,
  Trustee (2)
c/o George Rowe, Esq.
Fulton, Rowe, Hart & Coon
1 Rockefeller Plaza
Suite 301
New York, NY 10020
Paul K. Scripps and                 600      --      1,616,113    8.4
John P. Scripps Trust (3)
625 Broadway, Suite 625
San Diego, California
Franklin Resources, Inc.      3,737,800     6.1             --     --
  (4)
777 Mariners Island Blvd.
San Mateo, California


---------------
(1) Excludes 945,000 Shares that may be purchased by the Underwriters to cover over-allotments, if any.


(2) Chase Manhattan Bank (the "Bank") also serves as trustee of several trusts, including trusts established for the benefit of Jack R. Howard's sister, and as executor of the Estate of Mr. Howard's wife. In these capacities, the Bank is the beneficial owner of 249,885 Class A Common Shares and 1,017,800 Common Voting Shares.


(3) The shares listed for Mr. Paul K. Scripps include 119,520 Common Voting Shares and 400 Class A Common Shares held in various trusts for the benefit of certain relatives of Paul K. Scripps and 100 Class A Common Shares owned by his wife. Mr. Scripps is a trustee of the aforesaid trusts. Mr. Scripps disclaims beneficial ownership of the shares held in such trusts and the shares owned by his wife. The shares listed also include 1,445,453 Common Voting Shares held by five trusts of which Mr. Scripps is a trustee. Mr. Scripps is the sole beneficiary of one of these trusts, holding 349,018 Common Voting Shares. He disclaims beneficial ownership of the shares held in the other four trusts. Mr. Scripps is a director of the Company.

(4) Franklin Resources, Inc. has filed a Schedule 13G with the Securities and Exchange Commission with respect to the Company's Class A Common Shares. The information in the table is based on the information contained in such filing as of December 31, 1997.

                          DESCRIPTION OF CAPITAL STOCK

     The following summary description of the Company's capital stock does not purport to be complete and is qualified entirely by reference to the Articles of Incorporation and Code of Regulations of the Company, which are incorporated by reference as exhibits to the Registration Statement of which this Prospectus forms a part.


     The authorized capital stock of the Company consists of 120 million Class A Common Shares, 30 million Common Voting Shares and 25 million Preferred Shares. As of April 30, 1998, 61,581,488 Class A Common Shares and 19,218,913 Common Voting Shares were outstanding. No Preferred Shares are outstanding. Except in connection with stock splits, stock dividends or similar transactions, the Articles of Incorporation of the Company prohibit the issuance of additional Common Voting Shares.


CLASS A COMMON SHARES AND COMMON VOTING SHARES

     Voting Rights. Holders of Class A Common Shares are entitled to elect the greater of three or one-third of the directors of the Company (or the nearest smaller whole number if one-third of the entire Board is not a whole number), except directors, if any, to be elected by holders of Preferred Shares or any series thereof. Holders of Common Voting Shares are entitled to elect all remaining directors and to vote on all other matters. Nomination of persons for election by either class of shares to the Board are made by the vote of a majority of all directors then in office, regardless of the class of shares entitled to elect them. Holders of a majority of the outstanding Common Voting Shares have the right to increase or decrease the number of authorized and unissued Class A Common Shares and Common Voting Shares, but not below the number of shares thereof then outstanding. The Company's Class A Common Shares and Common Voting Shares do not have cumulative voting rights.

     Holders of Class A Common Shares are not entitled to vote on any other matters except as required by the Ohio General Corporation Law ("Ohio Law"). Under Ohio Law, an amendment to a corporation's articles of incorporation that purports to do any of the following would require the approval of the holders of each class of capital stock affected: (i) increase or decrease the par value of the issued shares of such class (or of any other class of capital stock of the corporation if the amendment would reduce or eliminate the stated capital of the corporation), (ii) change issued shares of a class into a lesser number of shares or into the same or a different number of shares of any other class theretofore or then authorized (or so change any other class of capital stock of the corporation if the amendment would reduce or eliminate the stated capital of the corporation), (iii) change the express terms of, or add express terms to, the shares of a class in any manner substantially prejudicial to the holders of such class, (iv) change the express terms of issued shares of any class senior to the particular class in any manner substantially prejudicial to the holders of such junior class, (v) authorize shares of another class that are convertible into, or authorize the conversion of shares of another class into, such class, or authorize the directors to fix or alter conversion rights of shares of another class that are convertible into such class, (vi) provide that the stated capital of the corporation shall be reduced or eliminated as a result of an amendment described in clause (i) or (ii) above, or provide, in the case of an amendment described in clause (v) above, that the stated capital of the corporation shall be reduced or eliminated upon the exercise of such conversion rights, (vii) change substantially the purpose of the corporation, or provide that thereafter an amendment to the corporation's articles of incorporation may be adopted that changes substantially the purposes of the corporation, or (viii) change the corporation into a nonprofit corporation.

     The holders of Common Voting Shares have the power to defeat any attempt to acquire control of the Company with a view to effecting a merger, sale of assets or similar transaction even though such a change in control may be favored by shareholders holding substantially more than a majority of the Company's outstanding equity. This may have the effect of precluding holders of shares in the Company from receiving any premium above market price for their shares which may be offered in connection with any such attempt to acquire control.

     The Company's voting structure, which is similar to voting structures adopted by a number of other media companies, is designed to promote the continued independence and integrity of the Company's media operations under the control of the holders of Common Voting Shares while at the same time providing for equity ownership in the Company by a broader group of shareholders through the means of a class of publicly traded common shares. This structure may render more difficult certain unsolicited or hostile attempts to take over the Company which could disrupt the Company, divert the attention of its directors, officers and employees and adversely affect the independence and quality of its media operations.


     Dividend Rights. Each Class A Common Share is entitled to dividends if, as and when dividends are declared by the Board of Directors of the Company. Dividends must be paid on the Class A Common Shares and Common Voting Shares at any time that dividends are paid on either. Any dividend declared and payable in cash, capital stock of the Company (other than Class A Common Shares or Common Voting Shares) or other property must be paid equally, share for share, on the Common Voting Shares and the Class A Common Shares. Dividends and distributions payable in Common Voting Shares may be paid only on Common Voting Shares, and dividends and distributions payable in Class A Common Shares may be paid only on Class A Common Shares. If a dividend or distribution payable in the Class A Common Shares is made on Class A Common Shares, a simultaneous dividend or distribution in Common Voting Shares must be made on the Common Voting Shares. If a dividend or distribution payable in Common Voting Shares is made on the Common Voting Shares, a simultaneous dividend or distribution in Class A Common Shares must be made on the Class A Common Shares. Pursuant to any such dividend or distribution, each Common Voting Share will receive a number of Common Voting Shares equal to the number of Class A Common Shares payable on each Class A Common Share. In the case of any dividend or other distribution payable in stock of any corporation which just prior to the time of the distribution is a wholly owned subsidiary of the Company and which possesses authority to issue class A common shares and common voting shares with voting characteristics identical to those of the Company's Class A Common Shares and Common Voting Shares, respectively, including a distribution pursuant to a stock dividend, a stock split or division of stock or a spin-off or split-up reorganization of the Company, only class A common shares of such subsidiary will be distributed with respect to the Company's Class A Common Shares and only common voting shares of such subsidiary will be distributed with respect to the Company's Common Voting Shares.



     Conversion. Each Common Voting Share is convertible at any time, at the option of and without cost to its holder, into one Class A Common Share.



     Liquidation Rights. In the event of the liquidation, dissolution or winding up of the Company, holders of Class A Common Shares and Common Voting Shares will be entitled to participate equally, share for share, in the assets available for distribution.



     Preemptive Rights. Holders of Class A Common Shares do not have preemptive rights to purchase shares of such stock or shares of stock of any other class that the Company may issue. Holders of Common Voting Shares have preemptive rights to purchase any additional Common Voting Shares or any other stock with or convertible into stock with general voting rights issued by the Company.


PREFERRED SHARES

     No Preferred Shares are outstanding. The Board of Directors is authorized to issue, by resolution and without any action by shareholders, up to 25 million Preferred Shares. All Preferred Shares will be of equal rank. Dividends on Preferred Shares will be cumulative and will have a preference to the Class A Common Shares and Common Voting Shares. So long as any Preferred Shares are outstanding, no dividends may be paid on, and the Company may not redeem or retire, any common shares or other securities ranking junior to the Preferred Shares unless all accrued and unpaid dividends on the Preferred Shares shall have been paid. In the event of a liquidation, dissolution or winding up of the Company, the Company's Preferred Shares are entitled to receive, before any amounts are paid or distributed in respect of any securities junior to the Preferred Shares, the amount fixed by the Board of Directors as a liquidation preference, plus the amount of all accrued and unpaid dividends. The Preferred Shares have no voting rights except as may be required by Ohio Law. See "Description of Capital Stock--Class A Common Shares and Common Voting Shares--Voting Rights" for those amendments to the Articles that would require a vote of the holders of the Preferred Shares.

     Except as specifically described in this section, the Board of Directors will have the power to establish the designations, dividend rate, conversion rights, terms of redemption, liquidation preference, sinking fund terms and all other preferences and rights of any series of Preferred Shares. The issuance of Preferred Shares may adversely affect certain rights of the holders of Class A Common Shares and Common Voting Shares and may render more difficult certain unsolicited or hostile attempts to take over the Company.

EVALUATION OF TENDER OFFERS AND SIMILAR TRANSACTIONS

     The Company's Articles of Incorporation provide that the Board of Directors, when evaluating any offer of another party to make a tender or exchange offer for any equity security of the Company, or any proposal to merge or consolidate the Company with another company, or to purchase or otherwise acquire all or substantially all the properties and assets of the Company, must give due consideration to the effect of such a transaction on the integrity, character and quality of the Company's operations, as well as to all other relevant factors, including the long-term and short-term interests of the Company and its shareholders, and the social, legal and economic effects on employees, customers, suppliers and creditors and on the communities and geographical areas in which the Company and its subsidiaries operate or are located, and on any of the businesses and properties of the Company or any of its subsidiaries. This provision may have the effect of rendering more difficult or discouraging an acquisition of the Company that is deemed undesirable by the Board of Directors.

COMPLIANCE WITH FCC REGULATIONS

     The Company's Articles of Incorporation authorize it to obtain information from shareholders and persons seeking to have shares of the Company's capital stock transferred to them, in order to ascertain whether ownership of, or exercise of rights with respect to, the Company's shares by such persons would violate federal communications laws. If any person refuses to provide such information or the Company concludes that such ownership or exercise of such rights would result in the violation of applicable federal communications laws, the Company may refuse to transfer shares to such person or refuse to allow him to exercise any rights with respect to the Company's shares if exercise thereof would result in such a violation.

CERTAIN OHIO ANTI-TAKEOVER LAWS

     Certain Ohio anti-takeover laws may have the effect of discouraging or rendering more difficult an unsolicited acquisition of a corporation or its capital stock to the extent the corporation is subject to such provisions. The articles of incorporation of a corporation may provide that any one or more of these provisions of Ohio Law will not apply to the corporation. The Articles of Incorporation of the Company provide that none of these provisions apply to the Company except the tender offer statute.


     Business Combinations with Interested Shareholders. Chapter 1704 of the Ohio Law applies to a broad range of business combinations between an Ohio corporation and an "interested shareholder." Chapter 1704 is triggered by the acquisition of 10% of the voting power of a subject Ohio corporation. The prohibition imposed by Chapter 1704 continues indefinitely after the initial three-year period unless the subject transaction is approved by the requisite vote of the shareholders or satisfies statutory conditions relating to the fairness of consideration received by shareholders who are not interested in the subject transaction. During the initial three-year period the prohibition is absolute absent prior approval by the board of directors of the acquisition of voting power by which a person became an "interested shareholder" or of the subject transaction. The Company has made Chapter 1704 inapplicable to it by so providing in the Articles of Incorporation of the Company.


     Control Share Acquisition. Section 1701.831 of the Ohio Law (the "Ohio Control Share Acquisition Statute") provides that certain notice and informational filings and special shareholder meeting and voting procedures must be followed prior to consummation of a proposed "control share acquisition," which is defined as any acquisition of an issuer's shares which would entitle the acquiror, immediately after such acquisition, directly or indirectly, to exercise or direct the exercise of voting power of the issuer in the election of directors within any of the following ranges of such voting power: (i) one-fifth or more but less than one-third of such voting power, (ii) one-third or more but less than a majority of such voting power, or (iii) a majority or more of such voting power. Assuming compliance with the notice and information filings prescribed by statute, the proposed control share acquisition may be made only if, at a duly convened special meeting of shareholders, the acquisition is approved by both a majority of the voting power of the issuer represented at the meeting and a majority of the voting power remaining after excluding the combined voting power of the intended acquiror and the directors and officers of the issuer. The Company has made the Ohio Control Share Acquisition Statute inapplicable to it by so providing in the Articles of Incorporation of the Company.

     Ohio "Anti-Greenmail" Statute. Pursuant to Ohio Law Section 1707.043, a public corporation formed in Ohio may recover profits that a shareholder makes from the sale of the corporation's securities within 18 months after making a proposal to acquire control or publicly disclosing the possibility of a proposal to acquire control. The corporation may not, however, recover from a person who proves either (i) that his sole purpose in making the proposal was to succeed in acquiring control of the corporation and there were reasonable grounds to believe that he would acquire control of the corporation or (ii) that his purpose was not to increase any profit or decrease any loss in the stock. Also, before the corporation may obtain any recovery, the aggregate amount of the profit realized by such person must exceed $250,000. Any shareholder may bring an action on behalf of the corporation if a corporation refuses to bring an action to recover these profits. The party bringing such an action may recover his attorneys' fees with the permission of the court having jurisdiction over such action. The Articles of Incorporation of the Company provide that this statute does not apply to the Company.

     Tender Offer Statute. The Ohio tender offer statute (Ohio Law Section 1707.041) requires any person making a tender offer for a corporation having its principal place of business in Ohio to comply with certain filing, disclosure and procedural requirements. The disclosure requirements include a statement of any plans or proposals that the offeror, upon gaining control, may have to liquidate the subject company, sell its assets, effect a merger or consolidation of it, establish, terminate, convert, or amend employee benefit plans, close any plant or facility of the subject company or of any of its subsidiaries or affiliates, or make any other major change in its business, corporate structure, management personnel, or policies of employment.

REGISTRAR AND TRANSFER AGENT


     The registrar and transfer agent for the Company's Class A Common Shares is Fifth Third Bank, Cincinnati, Ohio.

                              CERTAIN TRANSACTIONS

SCRIPPS FAMILY AGREEMENT

     General. The Company and certain persons and trusts are parties to an agreement (the "Scripps Family Agreement") restricting the transfer and governing the voting of Common Voting Shares that such persons and trusts may acquire or own at or after the termination of the Scripps Trust. Such persons and trusts (the "Signatories") consist of certain grandchildren of Robert Paine Scripps who are beneficiaries of the Scripps Trust, descendants of John P. Scripps, and certain trusts of which descendants of John P. Scripps are trustees and beneficiaries. Robert Paine Scripps and John P. Scripps were sons of the founder of the Company.

     If the Scripps Trust were to have terminated as of April 30, 1998, the Signatories would have held in the aggregate approximately 89.2% of the outstanding Common Voting Shares as of such date.

     Once effective, the provisions restricting transfer of Common Voting Shares under the Scripps Family Agreement will continue until twenty-one years after the death of the last survivor of the descendants of Robert Paine Scripps and John P. Scripps alive when the Scripps Trust terminates. The provisions of the Scripps Family Agreement governing the voting of Common Voting Shares will be effective for a ten year period after termination of the Scripps Trust and may be renewed for additional ten year periods pursuant to Ohio law and certain provisions set forth in the Scripps Family Agreement.

     Transfer Restrictions. No Signatory will be able to dispose of any Common Voting Shares (except as otherwise summarized below) without first giving other Signatories and the Company the opportunity to purchase such shares. Signatories will not be able to convert Common Voting Shares into Class A Common Shares except for a limited period of time after giving other Signatories and the Company the aforesaid opportunity to purchase and except in certain other limited circumstances.

     Signatories will be permitted to transfer Common Voting Shares to their lineal descendants or trusts for the benefit of such descendants, or to any trust for the benefit of such a descendant, or to any trust for the benefit of the spouse of such descendant or any other person or entity. Descendants to whom such shares are sold or transferred outright, and trustees of trusts into which such shares are transferred, must become parties to the Scripps Family Agreement or such shares shall be deemed to be offered for sale pursuant to the Scripps Family Agreement. Signatories will also be permitted to transfer Common Voting Shares by testamentary transfer to their spouses provided such shares are converted to Class A Common Shares and to pledge such shares as collateral security provided that the pledgee agrees to be bound by the terms of the Scripps Family Agreement. If title to any such shares subject to any trust is transferred to anyone other than a descendant of Robert Paine Scripps or John P. Scripps, or if a person who is a descendant of Robert Paine Scripps or John P. Scripps acquires outright any such shares held in trust but is not or does not become a party to the Scripps Family Agreement, such shares shall be deemed to be offered for sale pursuant to the Scripps Family Agreement. Any valid transfer of Common Voting Shares made by Signatories without compliance with the Scripps Family Agreement will result in automatic conversion of such shares to Class A Common Shares.

     Voting Provisions. The Scripps Family Agreement provides that the Company will call a meeting of the Signatories prior to each annual or special meeting of the shareholders of the Company held after termination of the Scripps Trust (each such meeting hereinafter referred to as a "Required Meeting"). At each Required Meeting, the Company will submit for decision by the Signatories, each matter, including election of directors, that the Company will submit to its shareholders at the annual meeting or special meeting with respect to which the Required Meeting has been called. Each Signatory will be entitled, either in person or by proxy, to cast one vote for each Common Voting Share owned of record or beneficially by him on each matter brought before the meeting. Each Signatory will be bound by the decision reached with respect to each matter brought before such meeting, and, at the related meeting of the shareholders of the Company, will vote his Common Voting Shares in accordance with decisions reached at the meeting of the Signatories.

JOHN P. SCRIPPS NEWSPAPERS

     In connection with the merger in 1986 of the John P. Scripps Newspaper Group ("JPSN") into a wholly owned subsidiary of the Company (the "JPSN Merger"), the Company and the Scripps Trust entered into certain agreements discussed below.

     JPSN Board Representation Agreement. The Scripps Trust and John P. Scripps entered into a Board Representation Agreement dated March 14, 1986 in connection with the JPSN Merger. Under this agreement, the surviving adult children of Mr. Scripps who are shareholders of the Company have the right to designate one person to serve on the Company's Board of Directors so long as they continue to own in the aggregate 25% of the sum of (i) the shares issued to them in the JPSN Merger and (ii) the shares received by them from John P. Scripps' estate. In this regard, the Scripps Trust has agreed to vote its Common Voting Shares in favor of the person designated by John P. Scripps' children. Pursuant to this agreement, Paul K. Scripps currently serves on the Company's board of directors. The Board Representation Agreement terminates upon the earlier of the termination of the Scripps Trust or the completion of a public offering by the Company of Common Voting Shares.

     Stockholder Agreement.  The former shareholders of the JPSN, including John
P. Scripps and Paul K. Scripps, entered into a Stockholder Agreement with the Company in connection with the JPSN Merger. This agreement restricts to certain transferees the transfer of Common Voting Shares received by such shareholders pursuant to the JPSN Merger. These restrictions on transfer will terminate on the earlier of the termination of the Scripps Trust or completion of a public offering of Common Voting Shares. Under the agreement, if a shareholder has received a written offer to purchase 25% or more of his Common Voting Shares, the Company has a "right of first refusal" to purchase such shares on the same terms as the offer. On the death of any of these shareholders, the Company is obligated to purchase from the shareholder's estate a sufficient number of the common shares of the Company to pay federal and state estate taxes attributable to all shares included in such estate; this obligation expires in 2006. Under certain other circumstances, such as bankruptcy or insolvency of a shareholder, the Company has an option to buy all common shares of the Company owned by such shareholder. Under the agreement, shareholders owning 25% or more of the outstanding Common Voting Shares issued pursuant to the JPSN Merger may require the Company to register Common Voting Shares (subject to the right of first refusal mentioned above) under the Securities Act of 1933 for sale at the shareholders' expense in a public offering. In addition, the former shareholders of the JPSN will be entitled, subject to certain conditions, to include Common Voting Shares (subject to the right of first refusal) that they own in any registered public offering of shares of the same class by the Company. The registration rights expire three years from the date of a registered public offering of Common Voting Shares.

                       CERTAIN UNITED STATES FEDERAL TAX


                     CONSEQUENCES TO NON-U.S. SHAREHOLDERS



     The following is a general discussion of certain United States Federal tax consequences of the acquisition, ownership, and disposition of Shares by a holder that, for United States Federal income tax purposes, is not a "United States person" (a "Non-United States Holder"). This discussion is based upon the United States Federal tax law now in effect, which is subject to change, possibly retroactively. For purposes of this discussion, a "United States person" means a citizen or resident of the United States; a corporation, partnership, or other entity created or organized in the United States or under the laws of the United States or of any political subdivision thereof (except to the extent otherwise provided in United States Treasury regulations in the case of a partnership); an estate whose income is includible in gross income for United States Federal income tax purposes regardless of its source; a person otherwise subject to United States Federal income tax on a net income basis in respect of its worldwide taxable income; or a "United States Trust." A United States Trust is any trust if, and only if, (i) a court within the United States is able to exercise primary supervision over the administration of the trust and
(ii) one or more United States trustees have the authority to control all substantial decisions of the trust. This discussion does not consider any specific facts or circumstances that may apply to a particular Non-United States Holder. Prospective investors are urged to consult their tax advisors regarding the United States Federal tax consequences of acquiring, holding, and disposing of Shares, as well as any tax consequences that may arise under the laws of any foreign, state, local, or other taxing jurisdiction.



DIVIDENDS



     Dividends paid to a Non-United States Holder will generally be subject to withholding of United States Federal income tax at the rate of 30% unless the dividend is effectively connected with the conduct of a trade or business within the United States by the Non-United States Holder (or if certain tax treaties apply, is attributable to a United States permanent establishment maintained by such Non-United States Holder), in which case the dividend will be subject to the United States Federal income tax on net income on the same basis that applies to United States persons generally. In the case of a Non-United States Holder which is a corporation, such effectively connected income also may be subject to the branch profits tax (which is generally imposed on a foreign corporation on the repatriation from the United States of effectively connected earnings and profits). Non-United States Holders should consult any applicable income tax treaties that may provide for a lower rate of withholding or other rules different from those described above. A Non-United States Holder may be required to satisfy certain certification requirements in order to claim treaty benefits or otherwise claim a reduction of or exemption from withholding under the foregoing rules.



GAIN ON DISPOSITION



     A Non-United States Holder will generally not be subject to United States Federal income tax on gain recognized on a sale or other disposition of Shares unless (i) the gain is effectively connected with the conduct of a trade or business within the United States by the Non-United States Holder or, if tax treaties apply, is attributable to a United States permanent establishment maintained by the Non-United States Holder, (ii) in the case of a Non-United States Holder who is a nonresident alien individual and holds Shares as capital assets, such holder is present in the United States for 183 or more days in the taxable year of disposition or either such individual has a "tax home" in the United States or the gain is attributable to an office or other fixed place of business maintained by such individual in the United States, (iii) the Company is or has been a "United States real property holding corporation" for United States Federal income tax purposes (which the Company does not believe that it is or likely to become) and the Non-United States Holder holds or has held, directly or indirectly, at any time during the five-year period ending on the date of disposition, more than 5% of the Class A Common Shares or (iv) the Non-United States Holder is subject to tax pursuant to the Internal Revenue Code of 1986, as amended, provisions applicable to certain United States expatriates. Gain that is effectively connected with the conduct of a trade or business within the United States by the Non-United States Holder will be subject to the United States Federal income tax on net income on the same basis that applies to United States persons generally (and, with respect to corporate holders, under certain circumstances, the branch profit tax) but will not be subject to withholding. Non-United States Holders should consult any applicable treaties that may provide for different rules.



FEDERAL ESTATE TAXES



     Shares owned or treated as owned by an individual who is a Non-United States Holder at the date of death will be included in such individual's estate for United States Federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.



INFORMATION REPORTING AND BACKUP WITHHOLDING



     The Company must report annually to the Internal Revenue Service and to each Non-United States Holder the amount of dividends paid to, and the tax withheld with respect to, such holder, regardless of whether any tax was actually withheld. This information may also be made available to the tax authorities of a country in which the Non-United States Holder resides.



     Under the temporary United States Treasury regulations, United States information reporting requirements and backup withholding tax at a rate of 31% will generally apply to dividends paid on Shares to a Non-United States Holder and to payments by a United States office of a broker of the proceeds of a sale of Shares to a Non-United States Holder unless the holder certifies its Non-United States Holder status under penalties of perjury or otherwise establishes an exemption. Information reporting requirements (but not backup withholding) will also apply to payments of the proceeds of sales of Shares by foreign offices of United States brokers, or foreign brokers with certain types of relationships to the United States, unless the broker has documentary evidence in its records that the holder is a Non-United States Holder and certain other conditions are met, or the holder otherwise establishes an exemption.



     Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be refunded or credited against the Non-United States Holder's United States Federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.



     These information reporting and backup withholding rules are under review by the United States Treasury, and their application to the Shares could be changed by future regulations. On October 14, 1997, Treasury Regulations were published in the Federal Register concerning the withholding of tax and reporting for certain amounts paid to nonresident individuals and foreign corporations. The Treasury Regulations will be effective for payments made after December 31, 1999. After that date, Non-United States Holders claiming treaty benefits or claiming that income is effectively connected will be required to submit an appropriate version of Internal Revenue Service Form W-8 to the U.S. withholding agent. New rules will apply to Non-United States Holders who invest through intermediaries. Prospective investors should consult their tax advisors concerning the United States Treasury regulations and the potential effect on their ownership of Shares.

                                  UNDERWRITING


     Subject to the terms and conditions set forth in a purchase agreement (the "U.S. Purchase Agreement") among the Company, each of the Selling Shareholders and each of the underwriters named below (the "U.S. Underwriters"), and concurrently with the sale of 1,260,000 Shares to the International Managers (as defined below), the Selling Shareholders have agreed to sell to the U.S. Underwriters, and each of the U.S. Underwriters severally has agreed to purchase from the Selling Shareholders, the number of Shares set forth opposite its name below.



                                                              NUMBER OF
                                                               SHARES
                     U.S. UNDERWRITERS                        ---------
Merrill Lynch, Pierce, Fenner & Smith
            Incorporated
                           .................................
                           .................................
                           .................................
                           .................................
                                                              ---------
             Total..........................................  5,040,000
                                                              =========


     Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") is acting as representative (the "U.S. Representative") for the U.S. Underwriters.

     The Company and the Selling Shareholders have also entered into a purchase agreement (the "International Purchase Agreement" and, together with the U.S. Purchase Agreement, the "Purchase Agreements") with certain underwriters outside the United States and Canada (collectively, the "International Managers" and, together with the U.S. Underwriters, the "Underwriters") for whom Merrill Lynch International is acting as representative (the "International Representative" and, together with the U.S. Representative, the "Representatives"). Subject to the terms and conditions set forth in the International Purchase Agreement, and concurrently with the sale of 5,040,000 Shares to the U.S. Underwriters pursuant to the U.S. Purchase Agreement, the Selling Shareholders have agreed to sell to the International Managers, and the International Managers severally have agreed to purchase from the Selling Shareholders, an aggregate of 1,260,000 Shares. The public offering price per Share and underwriting discount per Share are identical under the U.S. Purchase Agreement and the International Purchase Agreement. The respective percentages of Shares to be sold by the Selling Shareholders will be identical in the U.S. Offering and the International Offering.


     In the U.S. Purchase Agreement and the International Purchase Agreement, the several U.S. Underwriters and the several International Managers, respectively, have agreed, subject to the terms and conditions set forth therein, to purchase all of the Shares being sold pursuant to each such agreement if any of the Shares being sold pursuant to such agreement are purchased. Under certain circumstances involving a default by an Underwriter, the commitments of non-defaulting U.S. Underwriters or International Managers (as the case may be) may be increased or the U.S. Purchase Agreement or the International Purchase Agreement (as the case may be) may be terminated. The sale of Shares to the U.S. Underwriters is conditioned upon the sale of Shares to the International Managers and vice versa.


     The U.S. Underwriters and the International Managers have entered into an intersyndicate agreement (the "Intersyndicate Agreement") that provides for the coordination of their activities. The Underwriters are permitted to sell Shares to each other for purposes of resale at the public offering price, less an amount not greater than the selling concession. Under the terms of the Intersyndicate Agreement, the U.S. Underwriters and any dealer to whom they sell Shares will not offer to sell or sell Shares to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, and the International Managers and any dealer to whom they sell Shares will not offer to sell or sell Shares to U.S. persons or to Canadian persons or to persons they believe intend to resell to U.S. or Canadian persons, except in the case of transactions pursuant to the Intersyndicate Agreement.


     The U.S. Representative has advised the Selling Shareholders that the U.S. Underwriters propose initially to offer the Shares to the public at the public offering price set forth on the cover page of this Prospectus and to certain
dealers at such price less a concession not in excess $     per Share. The U.S.
Underwriters may allow,
and such dealers may reallow, a discount not in excess of $     per Share on
sales to certain other dealers. After the Offerings, the public offering price, concession and discount may be changed.


     The Scripps Trust and the Howard Trust have granted options to the U.S. Underwriters, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of 420,000 and 336,000 additional Shares, respectively, at the public offering price set forth on the cover page of this Prospectus, less the underwriting discount. The U.S. Underwriters may exercise this option only to cover over-allotments, if any, made on the sale of the Shares offered hereby. To the extent that the U.S. Underwriters exercise this option, each U.S. Underwriter will be obligated, subject to certain conditions, to purchase a number of additional Shares proportionate to such U.S. Underwriter's initial amount reflected in the foregoing table. The Scripps Trust and the Howard Trust also have granted options to the International Managers, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of 105,000 and 84,000 additional Shares, respectively, to cover over-allotments, if any, on terms similar to those granted to the U.S. Underwriters. If purchased, the Underwriters will offer such Shares on the same terms as those on which the 6,300,000 Shares are being offered.


     The Company and the Selling Shareholders have agreed, subject to certain exceptions, not to directly or indirectly (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of or otherwise dispose of or transfer any Common Voting Shares or Class A Common Shares or securities convertible into or exchangeable or exercisable for Common Voting Shares or Class A Common Shares, as the case may be, whether now owned or thereafter acquired by the person executing the agreement or with respect to which the person executing the agreement thereafter acquires the power of disposition, or file a registration statement under the Securities Act with respect to the foregoing or (ii) enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of the Common Voting Shares or Class A Common Shares whether any such swap or transaction is to be settled by delivery of Common Voting Shares or Class A Common Shares or other securities, in cash or otherwise, without the prior written consent of Merrill Lynch on behalf of the Underwriters for a period of 180 days after the date of this Prospectus.


     In connection with the Offerings, the Underwriters may engage in certain transactions which stabilize, maintain or otherwise affect the price of Class A Common Shares. Such transactions may include the purchase of Class A Common Shares in the open market to cover short positions created by over-allotments or to stabilize the price of Class A Common Shares. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. Neither the Company nor any of the Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Shares. In addition, neither the Company nor any of the Underwriters make any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     The Underwriters do not intend to confirm sales of the Shares offered hereby to any accounts over which they exercise discretionary authority.


     Each of the Company and the Selling Shareholders has agreed to indemnify the U.S. Underwriters and the International Managers against certain liabilities, including certain liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

                                 LEGAL MATTERS

     Baker & Hostetler LLP, Cincinnati, Ohio, will pass upon certain legal matters in respect of the Shares offered hereby for the Company and the Selling Shareholders. Skadden, Arps, Slate, Meagher & Flom (Illinois), Chicago, Illinois, will pass upon certain legal matters for the Underwriter. John H. Burlingame, a Senior Partner of Baker & Hostetler LLP, is a director and a member of the Executive Committee of the Board of Directors of the Company and a trustee of the Scripps Trust. See "Selling Shareholders--The Edward W. Scripps Trust."

                                    EXPERTS


     The consolidated financial statements and the related financial statement schedule incorporated herein by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1997 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

======================================================


  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERINGS CONTAINED IN THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDERS OR ANY UNDERWRITER, DEALER OR AGENT. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY OF THE SECURITIES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.


                            ------------------------


                               TABLE OF CONTENTS



                                        PAGE
                                        ----
Available Information.................    2
Incorporation of Certain Documents by
  Reference...........................    2
Prospectus Summary....................    3
Price Range of Class A Common Shares
  and Dividends.......................    6
Capitalization........................    7
Selected Consolidated Financial
  Data................................    8
Business..............................   11
Management............................   18
Selling Shareholders..................   20
Security Ownership of Certain
  Beneficial Owners and Selling
  Shareholders........................   22
Description of Capital Stock..........   23
Certain Transactions..................   27
Certain United States Federal Tax
  Consequences to Non-U.S.
  Shareholders........................   29
Underwriting..........................   31
Legal Matters.........................   33
Experts...............................   33


======================================================
======================================================
                                6,300,000 SHARES

                                     [LOGO]

                           THE E. W. SCRIPPS COMPANY
                             CLASS A COMMON SHARES
                          ---------------------------
                                   PROSPECTUS
                          ---------------------------
                              MERRILL LYNCH & CO.

                                        , 1998

             ======================================================

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]


                             SUBJECT TO COMPLETION


                   PRELIMINARY PROSPECTUS DATED MAY 21 , 1998


PROSPECTUS





[LOGO]                          6,300,000 SHARES



                            THE E.W. SCRIPPS COMPANY


                             CLASS A COMMON SHARES

                       ----------------------------------


     Of the 6,300,000 Class A Common Shares, $.01 par value (the "Shares"), of The E.W. Scripps Company (the "Company") being offered hereby, 3,500,000 are being offered by The Edward W. Scripps Trust (the "Scripps Trust") and 2,800,000 shares are being offered by The Jack R. Howard Trust (the "Howard Trust," and together with the Scripps Trust, the "Selling Shareholders"). The Company is not offering any of its capital stock hereby and will not receive any proceeds from the sale of the Shares by the Selling Shareholders. See "Selling Shareholders."



     Of the 6,300,000 Shares offered hereby, 1,260,000 Shares are being offered initially outside the United States and Canada by International Managers (the "International Offering"), and 5,040,000 shares are being offered initially in a concurrent offering in the United States and Canada by the U.S. Underwriters (the "U.S. Offering," and together with the International Offering, the "Offerings"). The public offering price and the underwriting discount per Share are identical for each of the Offerings. See "Underwriting."



     The Class A Common Shares are listed on the New York Stock Exchange, Inc. (the "NYSE") under the symbol "SSP". On May 20, 1998, the last reported sale price of the Class A Common Shares on the NYSE was $53 13/16 per share. See "Price Range of Class A Common Shares and Dividends."



     Holders of Class A Common Shares are entitled to elect the greater of three or one-third of the directors of the Company, but are not entitled to vote on any other matters except as required by Ohio law. Holders of Common Voting Shares of the Company are entitled to elect all remaining directors and to vote on all other matters requiring a vote of shareholders. Holders of Class A Common Shares and Common Voting Shares are entitled to the same cash dividends and to share equally in distributions on liquidation of the Company. Each Common Voting Share is convertible into one Class A Common Share. See "Description of Capital Stock."



     After giving effect to the sale of the Shares (and assuming that the Underwriters' over-allotment options are not exercised), the Scripps Trust will own approximately 47.3% of the outstanding Class A Common Shares and approximately 83.5% of the outstanding Common Voting Shares and will continue to control the Company, and the Howard Trust will own approximately .9% of the outstanding Class A Common Shares and approximately .9% of the outstanding Common Voting Shares. See "Selling Shareholders."



  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                               ------------------


========================================================================================================================
                                                           PRICE TO             UNDERWRITING       PROCEEDS TO SELLING
                                                            PUBLIC              DISCOUNT (1)         SHAREHOLDERS(2)
------------------------------------------------------------------------------------------------------------------------
Per Share..........................................           $                      $                      $
------------------------------------------------------------------------------------------------------------------------
Total (3)..........................................           $                      $                      $
========================================================================================================================



(1) Each of the Company and the Selling Shareholders has agreed to indemnify the several Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended. See
    "Underwriting."



(2) Before deducting expenses of the Offerings payable by the Selling
    Shareholders estimated at $          .



(3) The Scripps Trust and the Howard Trust have granted to the International Managers and the U.S. Underwriters, on a pro rata basis, options to purchase up to an aggregate additional 420,000 Shares and 525,000 Shares, respectively, in each case exercisable within 30 days of the date hereof, solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting Discount and Proceeds to
    Selling Shareholders will be $          , $          and $          ,
    respectively. See "Underwriting."

                               ------------------


     The Shares are being offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to the approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that
delivery of the Shares will be made in New York, New York on or about   , 1998.

                               ------------------


                          MERRILL LYNCH INTERNATIONAL

                               ------------------


                The date of this Prospectus is           , 1998.



INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE OR JURISDICTION IN WHICH SUCH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE OR JURISDICTION.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]



                                  UNDERWRITING



     Subject to the terms and conditions set forth in a purchase agreement (the "International Purchase Agreement") among the Company, each of the Selling Shareholders and each of the underwriters named below (the "International Managers"), and concurrently with the sale of 5,040,000 Shares to the U.S. Underwriters (as defined below), the Selling Shareholders have agreed to sell to the International Managers, and each of the International Managers severally has agreed to purchase from the Selling Shareholders, the number of Shares set forth opposite its name below.



                                                              NUMBER OF
                                                               SHARES
                   INTERNATIONAL MANAGERS                     ---------
Merrill Lynch International.................................
                           .................................
                           .................................
                           .................................
                                                              ---------
             Total..........................................  1,260,000
                                                              =========



     Merrill Lynch International ("Merrill Lynch International") is acting as representative (the "International Representative") for the International Managers.



     The Company and the Selling Shareholders have also entered into a purchase agreement (the "U.S. Purchase Agreement" and, together with the International Purchase Agreement, the "Purchase Agreements") with certain underwriters in the United States and Canada (collectively, the "U.S. Underwriters" and, together with the International Managers, the "Underwriters") for whom Merrill Lynch is acting as representative (the "U.S. Representative" and, together with the International Representative, the "Representatives"). Subject to the terms and conditions set forth in the U.S. Purchase Agreement, and concurrently with the sale of 1,260,000 Shares to the International Managers pursuant to the International Purchase Agreement, the Selling Shareholders have agreed to sell to the U.S. Underwriters, and the U.S. Underwriters severally have agreed to purchase from the Selling Shareholders, an aggregate of 5,040,000 Shares. The public offering price per Share and underwriting discount per Share are identical under the International Purchase Agreement and the U.S. Purchase Agreement. The respective percentages of Shares to be sold by the Selling Shareholders will be identical in the U.S. Offering and the International Offering.



     In the International Purchase Agreement and the U.S. Purchase Agreement, the several International Managers and the several U.S. Underwriters, respectively, have agreed, subject to the terms and conditions set forth therein, to purchase all of the Shares being sold pursuant to each such agreement if any of the Shares being sold pursuant to such agreement are purchased. Under certain circumstances involving a default by an Underwriter, the commitments of non-defaulting International Managers or U.S. Underwriters (as the case may be) may be increased or the International Purchase Agreement or the U.S. Purchase Agreement (as the case may be) may be terminated. The sale of Shares to the International Managers is conditioned upon the sale of Shares to the U.S. Underwriters and vice versa.



     The International Managers and the U.S. Underwriters have entered into an intersyndicate agreement (the "Intersyndicate Agreement") that provides for the coordination of their activities. The Underwriters are permitted to sell Shares to each other for purposes of resale at the public offering price, less an amount not greater than the selling concession. Under the terms of the Intersyndicate Agreement, the International Managers and any dealer to whom they sell Shares will not offer to sell or sell Shares to U.S. persons or Canadian persons or to persons they believe intend to resell to persons who are U.S. persons or Canadian persons, and the U.S. Underwriters and any dealer to whom they sell Shares will not offer to sell or sell Shares to non-U.S. persons or to non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, except in the case of transactions pursuant to the Intersyndicate Agreement.



     The International Representative has advised the Selling Shareholders that the International Managers propose initially to offer the Shares to the public at the public offering price set forth on the cover page of this

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]



Prospectus and to certain dealers at such price less a concession not in excess
$          per Share. The International Managers may allow, and such dealers may
reallow, a discount not in excess of $          per Share on sales to certain
other dealers. After the Offerings, the public offering price, concession and discount may be changed.



     The Scripps Trust and the Howard Trust have granted options to the International Managers, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of 105,000 and 84,000 additional Class A Common Shares, respectively, at the public offering price set forth on the cover page of this Prospectus, less the underwriting discount. The International Managers may exercise this option only to cover over-allotments, if any, made on the sale of the Shares offered hereby. To the extent that the International Managers exercise this option, each International Manager will be obligated, subject to certain conditions, to purchase a number of additional Class A Common Shares proportionate to such International Manager's initial amount reflected in the foregoing table. The Scripps Trust and the Howard Trust also have granted options to the U.S. Underwriters, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of 420,000 and 336,000 additional Class A Common Shares, respectively, to cover over-allotments, if any, on terms similar to those granted to the International Managers. If purchased, the Underwriters will offer such Shares on the same terms as those on which the 6,300,000 Shares are being offered.



     The Company and the Selling Shareholders have agreed, subject to certain exceptions, not to directly or indirectly (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of or otherwise dispose of or transfer any Common Voting Shares or Class A Common Shares or securities convertible into or exchangeable or exercisable for Common Voting Shares or Class A Common Shares, as the case may be, whether now owned or thereafter acquired by the person executing the agreement or with respect to which the person executing the agreement thereafter acquires the power of disposition, or file a registration statement under the Securities Act with respect to the foregoing or (ii) enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of the Common Voting Shares or Class A Common Shares whether any such swap or transaction is to be settled by delivery of Common Voting Shares or Class A Common shares or other securities, in cash or otherwise, without the prior written consent of Merrill Lynch on behalf of the Underwriters for a period of 180 days after the date of this Prospectus.



     In connection with the Offerings, the Underwriters may engage in certain transactions which stabilize, maintain or otherwise affect the price of Class A Common Shares. Such transactions may include the purchase of Class A Common Shares in the open market to cover short positions created by over-allotments or to stabilize the price of Class A Common Shares. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. Neither the Company nor any of the Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Shares. In addition, neither the Company nor any of the Underwriters make any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.



     The Underwriters do not intend to confirm sales of the Shares offered hereby to any accounts over which they exercise discretionary authority.



     Each of the Company and the Selling Shareholders has agreed to indemnify the U.S. Underwriters and the International Managers against certain liabilities, including certain liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]


                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the various expenses in connection with sale and distribution of the securities being registered hereby, other than underwriting discounts. All amounts are estimated except the Securities and Exchange Commission registration fee. All fees will be paid by the Selling Shareholders.


SEC registration fee........................................  $  115,279
Printing expenses...........................................
Legal fees and expenses.....................................
Accounting fees and expenses................................
Blue Sky fees and expenses..................................
Transfer agent and registrar's fee and expense..............
Miscellaneous...............................................  $
                                                              ----------
  Total.....................................................  $
                                                              ==========


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 1701.13 of the Ohio Revised Code grants corporations the power to indemnify their directors and officers in accordance with the provisions set forth therein.

     The Articles of Incorporation of the Company provide for indemnification of directors and officers of the Company to the extent set forth therein.


     Reference is made to the forms of Purchase Agreements, filed as Exhibit 1.1 and 1.2 to this Registration Statement, for information concerning certain indemnification arrangements between the Company and the Underwriter.


ITEM 16. EXHIBITS.


     1.1 Form of U.S. Purchase Agreement (to be filed by amendment)



     1.2 Form of International Purchase Agreement (to be filed by amendment)


     4 Articles of Incorporation and Code of Regulations of the Company (1)

     5 Opinion of Baker & Hostetler LLP, counsel for the Registrant and the
       Selling Shareholders

     23.1 Consent of Deloitte & Touche LLP


     23.2 Consent of Baker & Hostetler LLP (contained in Exhibit 5)



     24.1 Power of Attorney



     24.2 Power of Attorney

---------------
(1) Incorporated by reference to Registration Statement on Form 10 (File No. 1-11969).

ITEM 17. UNDERTAKINGS.

     The Company hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of any employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration

                                      II-1
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                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]


statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Company pursuant to the provisions or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     The Company hereby undertakes that:

          (1) For the purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b) (1) or
     (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of the registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                      II-2
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                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, The E.W. Scripps Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cincinnati, State of Ohio, on May 21, 1998.


                                          THE E.W. SCRIPPS COMPANY

                                          By                  *
                                            ------------------------------------
                                            William R. Burleigh
                                            President and Chief Executive
                                             Officer


     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant in the capacities indicated, on May 21, 1998.



                          *                              Chairman of the Board
-----------------------------------------------------
                  LAWRENCE A. LESER

                          *                              President, Chief Executive Officer and
-----------------------------------------------------    Director
                 WILLIAM R. BURLEIGH                     (Principal Executive Officer)

                          *                              Senior Vice President/Finance and
-----------------------------------------------------    Administration
                DANIEL J. CASTELLINI                     (Principal Financial and Accounting Officer)

                          *                              Chairman of the Executive Committee of the
-----------------------------------------------------    Board of Directors
                 CHARLES E. SCRIPPS

                          *                              Director
-----------------------------------------------------
                 JOHN H. BURLINGAME

                          *                              Director
-----------------------------------------------------
                   DANIEL J. MEYER

                          *                              Director
-----------------------------------------------------
               NICHOLAS B. PAUMGARTEN

                          *                              Director
-----------------------------------------------------
                   PAUL K. SCRIPPS

                          *                              Director
-----------------------------------------------------
                  EDWARD W. SCRIPPS

                          *                              Director
-----------------------------------------------------
                   RONALD W. TYSOE

                          *                              Director
-----------------------------------------------------
                  JULIE A. WRIGLEY

---------------
* William Appleton, by signing his name hereto, does sign this Registration Statement on behalf of the persons indicated above pursuant to powers of attorney duly executed by such persons and filed as Exhibits to this Registration Statement.

By /s/ WILLIAM APPLETON
   -----------------------------------
   William Appleton, Attorney-in-Fact

                                      II-3
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                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

======================================================

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERINGS CONTAINED IN THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDERS OR ANY UNDERWRITER, DEALER OR AGENT. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................    2
Incorporation of Certain Documents by
  Reference...........................    2
Prospectus Summary....................    3
Price Range of Class A Common Shares
  and Dividends.......................    6
Capitalization........................    7
Selected Consolidated Financial
  Data................................    8
Business..............................   11
Management............................   18
Selling Shareholders..................   20
Security Ownership of Certain
  Beneficial Owners
  and Selling Shareholders............   22
Description of Capital Stock..........   23
Certain Transactions..................   27
Certain United States Federal Tax
  Consequences to Non-U.S.
  Shareholders........................   29
Underwriting..........................   31
Legal Matters.........................   33
Experts...............................   33

======================================================
======================================================
                                6,300,000 SHARES

                                     [LOGO]

                           THE E. W. SCRIPPS COMPANY
                             CLASS A COMMON SHARES
                          ---------------------------
                                   PROSPECTUS
                          ---------------------------
                          MERRILL LYNCH INTERNATIONAL
                                        , 1998
             ======================================================